36th QUARTERLY REPORT

(The 36th Fiscal Year)

From January 1, 2003 to March 31, 2003

THIS IS A TRANSLATION OF THE QUARTERLY REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

36th QUARTERLY REPORT

(The 36th Fiscal Year)

From January 1, 2003 to March 31, 2003

     To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Quarterly Report for the First quarter of the 36th fiscal year in accordance with the item 3 of Article 186 of Securities & Exchange Law.

Chang-Oh, Kang
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-2-3457-0002

Yong-Ho Sohn
General Manager of Finance
Management Department
Tel) 82-2-3457-0262

I. Overview

1. Purpose of The Company

     A.     Businesses Engaged by The Company

	Items	Details

a.	To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot rolled Coils, Cold Rolled Coils Stainless Steel, By-Products, etc.

b.	To engage in harbor loading and unloading, transportation and warehousing businesses	CTS

c.	To engage in leasing of real estate, and distribution businesses	POSCO Center

d.	To engage in the supply of district heating business

e.	To engage in marine transportation, processing and sales of minerals within or outside Korea

f.	To engage in all other conduct, activities or businesses which are related directly or indirectly to the attainment and continuation of the foregoing purposes.

     B.     Businesses Not Engaged by The Company

Items	Details

a) To engage in the supply of LNG and power generation, as well as in the distribution business thereof

b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Kwangyang were transformed into regional professional soccer teams

     C.     Businesses Engaged by The Subsidiaries and Affiliates

Items	Details

Pohang Coated Steel : Manufacturing and sales of coated steel sheets

Changwon Specialty Steel Co. : Production & sales of steel bar and steel pipe

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnace and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO Engineering & Construction : Construction and engineering

POS A.C. Architects & Engineering : Construction design

POSCO Steel Sales & Service : Steel product sales and General trading

4

POSDATA : Development and sales of computer hardware and software

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting, education

POSTECH Venture Capital Co. : Support of venture capital

POSCO Terminal Co. Ltd : Logistics Services

2. Business Organization

     A.     Headquarters, Steel Works and Offices

Headquarters	1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

Steelworks	Pohang Works : 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea Kwangyang Works : 700, Kumho-dong, Dong Kwangyang City, Chollanam-do, Korea

Domestic Offices	Seoul Office : POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea Pusan Office : 10F Dongbang Bldg., 25, Chungang-dong 4-ga, Chung-ku, Pusan, Korea

Overseas Offices	The Company is running 13 overseas offices (Beijing, Hanoi, Rio de Janeiro, Singapore, EU) for the purpose of collecting business information and supporting the Company’s export/import business

Tokyo Branch	POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

     B.     Significant Developments

1968	April	Pohang Iron and Steel Co., Ltd. established

1970	April	1st stage construction of Pohang Works begun

1973	July	1st stage construction of Pohang Works completed (1.03 million ton per year(tpy) crude steel)

1976	May	2nd stage construction of Pohang Works completed (2.6 million tpy)

1978	December	3rd stage construction of Pohang Works completed (5.5 million tpy)

1981	February	4th stage construction of Pohang Works completed (8.5 million tpy)

1983	May	2nd phase of the 4th stage construction of Pohang Works completed (9.1 million tpy)

1985	March	1st stage construction of Kwangyang Works begun

1987	March	Research Institute of Industrial Science & Technology (RIST) founded

	May	1st stage construction of Kwangyang Works completed (11.8 million tpy)

1988	June	POSCO stock listed on the Korea Stock Exchange

	July	2nd stage construction of Kwangyang Works completed (14.5 million tpy)

1990	December	3rd stage construction of Kwangyang Works completed (17.5 million tpy)

1992	October	4th stage construction of Kwangyang Works completed (20.8 million tpy)

1993	December	ISO 9002 certification acquired

1994	June	POSCO Research Institute (POSRI) founded

	October	New York Stock Exchange (NYSE) listing

5

1995	October	POSCO’s ADRs listed on LSE

	November	Completed Construction of COREX

1996	October	#5 blast furnace construction in Kwangyang Works begun and #1 Mini Mill completed

1997	March	Introduced Outside Directors

	August	#4 Cold Rolling Mill in Kwangyang Works completed

1998	April	30th Anniversary of establishment

1999	March	Completed construction of #5 Blast Furnace (24.8million ton)

2000	April	Start the operation of #5 Blast Furnace

	October	Completion of Privatization

2001	July	Launched PI (or POSPIA - Integrated Management system) system

2002	March	Adopted new company name as “POSCO”

C.      Change in The Largest Shareholder

- From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

- Date of Disclosure: July 27, 2001

D.      Change in The Company Name

- Pohang Iron & Steel Co. Ltd., à POSCO

- Effective Date: March 15, 2002

E.       POSCO Conglomerate

(1)	Overview of Business Group

Criteria: Formerly every April the Korea Fair Trade Commission designates the top 30 Business Group among the same domestic Business Group based on the largest total asset of the previous business year as Large Business Group. For the purpose of regulation changing the rule.

-	The groups of limited investment: Over the amount of 5 trillion won assets groups( except groups which have under 100% debt ratio.)
-	The groups of limited mutual investment and guarantee of an obligation : Over the amount of 2 trillion won assets groups

(2)	Company of Business Group

Company with single shareholder or relation of the shareholder owning more than 30% of stakes. Or company with single shareholder having de facto control of business

POSCO Group:

The Korea Fair Trade Commission designated POSCO as the groups of limited investment, mutual investment and guarantee of an obligation on 2 Apr. 2002.

POSCO Group (15 companies) with total asset of 20,835 billion won designated as ninth largest group : The groups of limited mutual investment ranked 9th.

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI, Cognotek Korea, POSREC

6

(3)	Related laws and regulations (Fair Trade Law)

Article 9-1 Prohibition on Cross Share-holdings

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations, which have acquired or own some of its shares

Article 10 Ceiling on Total Amount of Equity Investment

No corporation belonging to a Large Business Group shall acquire or own shares in other domestic companies whose sum of acquisition value exceeds twenty-five percent (25%) of the net assets of the corporation. Corporation belonging to a newly designated Business Group shall liquidate acquisition value within one (1) year of the date of above designation.

Article 10-2 Prohibitions on Debt Guarantees for Affiliated Corporations

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

Article 9-3 Prohibition on owning shares of domestic Affiliated Corporation

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises pursuant to the Support of Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation. (POSTECH Venture Capital Corp. subjected to above clause)

Article 11 Restrictions on the Voting Rights of Finance or Insurance Companies

No finance or insurance corporation belonging to a Large Business Group shall exercise its voting rights.

Article 11-2 Decision of Large-scale Intra-group Transactions by Board of Directors and Notification thereof

When a corporation belonging to a business group desires to engage in any type of transactions and when the volume of such transactions exceeds the ceiling of ten% (10%) of asset, is over 10 billion won or is in the form of securities, the directors’ board of the said corporation shall reach a decision thereon and make a notification thereof.

7

3. Equity Capital

     A.     New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998

Purpose	DR issuance	DR issuance	DR issuance

Number of Newly-issued Shares	2,112,676 shares (8,450,704 DRs)	655,738 shares (2,622,952 DRs)	1,923,077shares (7,692,308DRs)

Issue Price Per Share	W114,142 (U$ 142)	W122,655 (U$76.25)	W73,856(U$52)

Equity Capital(’000 Won) After the New Issue	W469,509,050	W472,787,740	W482,403,125

Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

B. Convertible Bonds

No relevant data.

C. Bonds with Warrant

No relevant data

4. Other Information Regarding Shares

A. Total Number of Shares

		(As of March 31, 2003)

Authorized Shares	Outstanding Shares	Shares to be issued

200,000,000	90,781,795	109,218,205

B. Outstanding Shares

		(As of March 31, 2003)

Type	Number of shares	Amount (thousand won)

Registered Common Shares	90,781,795	453,908,975
Total	90,781,795	453,908,975

8

C. Treasury Stock Holdings

			(Shares, KRW)

Time of purchase	Type	Number of Shares	Value

Before Dec, 1999	Registered Common	4,677,646	456,347,847,340
Feb 29, 2000 ~ May 18	“	4,824,030	521,435,498,740
June 14, 2000	“	2,891,140	310,839,507,660
October 4, 2000	“	2,161,180	171,597,692,000
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633.900	63,599,820,900
November 22,2002	Cancellation	2,807,690	281,698,345,390

Total		8,221,266	824,851,415,113

* ESOP (Employee Stock Ownership) : Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

D. Treasury Stock Purchased by Fund Management Institutes Under The Trust Contract

As of March 31, 2003		(KRW, Shares)

Date	Name of the institute	Amount	Number of Shares

Nov. 05, 2001	Hana Bank	100,000,000,000	912,010

Total		100,000,000,000	912,010

E. Shares Held by ESOA (Employee Stock Ownership Association)

			(KRW, Shares)

Type	Beginning	Increase	Decreased	Balance

Registered Common	666,601		3,365	663,236

Total	666,601		3,365	663,236

9

F. Stock Option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

July 23, 2001	Sang-Boo Yoo	94,093	July 24, 2003 ~ July 23, 2008	KRW 98,900
	Ku-Taek Lee	47,047
	Young-Woon Kim	18,819
	Moon-Soo Park	18,819
	Chang-Oh Kang	18,819
	Soo-Yang Han	14,114
	Won-Pyo Lee	14,114
	Kwang-Woong Choi	11,291
	Choong-Sik Shin	11,291
	Jung-Won Kim	11,291
	Seong-Yong Shin	11,291
	Chung-U Park	9,409
	Won-Chul Hwang	9,409
	Sung-Hwan Kim	9,409
	Tae-Hyun Hwang	9,409
	Yong-Keun Kim	9,409
	Kwang-Hee Han	9,409
	Dong-Jin Kim	9,409
	Soo-Chul Shin	9,409
	Moon-Chan Ko	9,409
	Chin-Choon Kim	9,409
	Youn Lee	9,409
	Kyeong-Ryul Ryoo	9,409
	Seong-Sik Cho	9,409
	Byung-Hoon Kim	9,409
	Jong-Tae Choi	9,409
	Hwang-Kyu Hwang	9,409
	Song Kim	9,409
	Woo-In Lee	9,409
	Ung-Suh Park	2,352
	Jae-Young Chung	2,352
	Guil-Soo Shin	2,352
	Jong-Won Lim	2,352
	Samuel F. Chevalier	2,352
	Soon Kim	2,352
	Woo-Hee Park	2,352
	Dae-Wook Yoon	2,352

10

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

April 27 2002	Jong-Doo Choi	9,700	April 28, 2004 ~ April 27,2009	KRW 136,400
	Joon Yang Chung	9,700
	Chang-Ho Kim	9,700
	Nam Suk Hur	9,700
	Chang-Kwan Oh	9,700
	Jeon-Young Lee	9,700
Sep. 1 2002	Suk-Man Youn	11,640	Sep. 19, 2004 ~ Sep. 18, 2009	KRW 116,100
	Young-Tae Keon	9,700
April 26, 2003	Chang-Oh Kang	5,000	April 27, 2003 ~ April 26, 2010	KRW102,900
	Soo-Yang Han	3,000
	Won-Pyo Lee	3,000
	Kwang-Woong Choi	6,000
	Kyeong-Ryul Ryoo	5,000
	Kim,E. Han	2,500
	Hyun-Shik, Yoo	2,500
	Han-Kyung, Kim	2,500
	Kwang-Hee Han	2,000
	Dong-Jin Kim	2,000
	Tae-Hyun Hwang	2,000
	Youn Lee	2,000
	Seong-Sik Cho	2,000
	Jong-Tae Choi	2,000
	Hyun-Shik,Chang	10,000
	Oh-Joon, Kwon	10,000
	Dong-Hwa, Chung	10,000

11

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price

	Jin-II, Kim	10,000
	Chun-Hwan,Lee	10,000
	Dong-Hee, Lee	10,000
	Byung-Jo, Choi	10,000
	Sang-Young, Lee	10,000
	Hyun-Uck, Sung	10,000
	Han-Yong,Park	10,000

5. Voting Rights

	As of March 31, 2003

	Number of shares	Remarks

1. Shares with voting rights [a-b]	[90,781,795]
a. Number of outstanding shares	90,781,795
b. Number of shares without voting rights	0
2. Shares with restricted voting rights [ a + b + c + d ]	[9,133,276]	Treasury Stock & Stock under trust contract
a. Restriction by Code of Commerce	9,133,276
b. Restriction by Securities Exchange Law	0
c. Restriction by Fair Trade Law	0
d. Restriction by other regulations	0
3. Shares whose voting rights have been restored
Shares which can exercise voting rights [1- 2 + 3]	[81,648,519]

12

6. Earnings and Dividend for The Past Five Fiscal Years

	(Million Won)

	The 35th	The 34th	The 33rd	The 32nd	The 31st

Net Profit	1,101,325	819,319	1,636,991	1,558,032	1,122,867
EPS (Won)	13,442	10,043	19,170	16,242	11,968
Net Profit Available for Dividend Payout	1,725,043	759,120	1,946,837	1,479,586	1,218,466
Cash Dividend Paid (Payable)	286,057	204,048	204,704	159,920	117,554
Pay-out Ratio	25.97	24.90%	12.50%	10.26%	10.47%
Dividend per share (Won)	3,500	2,500	2,500	1,750	1,250
Dividend Yield	2.76	2.23%	3.27%	1.4%	1.94%
Net asset per share (Won)	125,660	116,516	108,450	96,951	86,245
Recurring Profit per share (Won)	13,442	10,043	19,170	16,242	11,968

13

II. Business

1. Business Overview

A. Current Situation in The industry

In the first quarter of 2003, the global economy failed to recover from recession due to the outbreak of the Iraqi War, North Korean nuclear threat, delays in the economic recovery of advanced countries, and the severe acute respiratory syndrome (SARS) epidemic in China and Southeast Asian countries. However, the steel industry managed to show a rebound thanks to explosive growth in steel demand from China, the termination of steel exports at dumped prices by Russian steelmakers (a key factor in falling steel prices thanks to a recovery in domestic steel demand in Russia), as well as an expansion of the ability to control supply and demand, and increased power in price negotiation following mergers and growth in the size of Japanese and European steelmakers.

Accordingly, international steel prices have been increasing for four consecutive quarters since the second quarter of 2002. But there are signs that the prices of steel, particularly low-priced products, have been declining since March due to mounting inventory in China and the release of steel inventories for profitmaking by steel suppliers. World Steel Dynamics also predicted a fall in steel prices starting in the second quarter of this year.

The Korean economy has drastically lost its growth momentum, with various forecasters adjusting economic growth rates downward citing sluggish domestic demand caused by the Iraqi War and weakening consumer sentiment on spending. However, the steel industry continued to make a slow growth thanks to stable demand from industries using steel products, which in turn was led by steady new orders and workloads in the shipbuilding industry, brisk production and sales, especially in export markets and the automobile industry, as well as a fall in steel imports.

Thanks to the booming steel business at home and abroad, POSCO continued stable growth momentum by increasing sales by 20% year on year. Still the company has made all-out efforts to lay a foundation to win new orders by enhancing its non-price competitiveness through the reinforcement of customer service activities, implementation of aggressive marketing strategy to keep and expand its own market share, effect a reduction of delivery time, and make improvements in quality.

The company is doing its best to boost profitability and create new demand by beefing up marketing activities to sell high quality, high value-added steel products, and by seeking to develop new products centered on customers. In addition, it has been taking proactive measures to prevent possible trade conflicts by reinforcing monitoring activities before conflicts occur.

14

B. Current Situation of POSCO

(1)  Overview of Business Operation and Classification of Business Areas

(A)  Current situation in operation

In the first quarter, POSCO produced a total of 6,907 thousand tons of crude steel, marking a 3.6% drop from the previous quarter, due to renovation work to rationalize production at #1 continuous casting in Gwangyang Works, as scheduled from February through June. Production of its steel products also edged down to 6,592 thousand tons during this period.

Sales stood at 6,814 thousand tons, down 151,000 tons from the previous quarter. Domestic sales amounted to 5,189 thousand tons. Its exports came in at 1,625 thousand tons, up 170,000 tons from the previous quarter, thanks to an improved environment in foreign steel markets including China, with the share of exports in its total sales rising to 23.8%.

In addition, POSCO’s steel product inventory decreased 39% from the same period last year thanks to rising steel demand and a real-time inventory control system, which was made possible by the Process Innovation (PI) system launched in July 2001.

The average sale price of its steel products rose to 485,000 won per ton in the first quarter, up 23.4% from the average price for the same period last year, as steel prices continued to take an upswing since the second quarter of last year.

Thanks to the rising steel price and cost cuttings through internal renovations, POSCO achieved 3,261 thousand won in sales, up 23% from the same period of last year. It also earned 773.8 billion won in operating profit, a 179% rise from the same period last year, and chalked up 468.7 billion won in net profit, a 145% jump year-on-year.

The company holds 17,126 billion won in total assets. Of this total, liquid assets add up to 4,295 billion won, a rise by 553.9 billion won from the previous quarter, as it increased cash-holdings to cope effectively with instability in the financial market. Its debts totaled 5,755 billion won, down 167.9 billion won from the previous quarter, thanks to a fall in trade payables purchases despite a rise in debts due to the reevaluation of foreign borrowings. Its equity capital amounted to 11,371 billion won, a 49.5 billion-won rise from the previous year, while its net debt-to-equity ratio tapered off to an ever-sinking 23.89%.

Now let’s look at POSCO’s major business indicators. The ratio of operating profit to net sales came in at 23.7%, while the ratio of net profit to net sales improved significantly to 14.4%. Its net interest expenses to EBITDA jumped 21.9 times from 8.9 times in the same period of last year, while the equity capital ratio also rose to 66.4%.

15

Examining POSCO’s key business activities during the first quarter, the company continued to make massive direct investment in China to cope with rising demand for high quality steel products there. Also, it established a Chinese head office in order to enhance the operational efficiency of its Chinese affiliates, and to carry out natural resources development projects more cost-effectively there.

Now let’s look at POSCO’s investment in China. POSCO and its Chinese affiliates invested $288.2 million in equity capital, out of the $770 million invested in China through its 13 joint ventures including Qingdao Pohang Stainless Steel Co., Ltd in the country, which is slated for completion in 2005. When the new projects to expand the capacity now underway are completed, the production capacity will total 1.05 million tons, including 320,000 tons of galvanized steel sheet, 200,000 tons of color steel sheet, 430,000 tons of STS cold-rolled steel sheet, 100,000 tons of electrical steel sheet. The total sales of its Chinese joint ventures reached $1.207 billion in 2002.

In addition, China is POSCO’s largest export market, which accounts for 26.7% of its exports. At the same time, the country is an important (natural resource supply) base, which supplies 21.7% of its import of coal, a key raw material for crude steel production. Against this backdrop, POSCO plans to increase steadily its investments in China in the future.

Meanwhile, POSCO is strengthening the ability to develop new technologies in order to boost its technological competitiveness. For instance, it is taking steps to develop high-tension steel in compliance with automakers’ calls for quality improvement. Also, it installed continuous galvanizing lines exclusively for the production of automotive products in order to cope with cooperative buying practices by automakers and shifts in steel product use, and completed a plant devoted to the tailor welded blank (TWB) business on April 3.

Presently the plant is capable of producing 1.7 million pieces per annum. The company is set to increase the production capacity of the plant to meet rising TWB demands in the future, and such a demand for TWB products is expected to rise worldwide. This is because TWB products improve automobile safety and cut costs by reducing the production processes. The company also pursues the creation of new demand and expanded TWB consumption in the local market by participating in joint projects to develop new car models.

(B) Classification of Business Areas for Public Disclosure

[Irrelevant]

16

(2) Market Share

	(Unit: million tons, %)

	1st quarter of the 36thfiscal		Annual for the 35th fiscal		Annual for the 34th fiscal
	year		year		year

	(First quarter	Market
Category	2003)	share	(2002)	Market share	(2001)	Market share

Crude steel production	11.1	100	45.4	100	43.9	100
POSCO	6.7	60	28.1	62	27.8	63
Others	4.4	40	17.3	38	16.1	37

*	Estimated data

(3) Characteristics of The Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(4) Current Situation and Prospect of New Businesses

[Irrelevant]

2. Key Products and Raw Materials

A. Current Situation of Key Products

(Unit :100 million won)

Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)

Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc	POSCO	14,772(47%)
		Cold rolled products	Automobiles, Electronic appliances, tc.		11,786(36%)
		STS	Silverware, steel pipes, etc		5,022(16%)
	Others	Byproducts, etc	Raw material for		255(1%)
cement, etc.
		Total			31,835(100%)

17

Note) Excludes sales discount/transportation fees

B. Price Trends of Key Products

(Unit: won/ton)

		1st quarter of the 36th	Annual for the 35th	Annual for the 34th
		fiscal year	fiscal year	fiscal year
Items		(Jan.1~Mar.31, 2003)	(Jan. 1~Dec. 31, 2002)	(Jan.1~Dec.31, 2001)

Hot-rolled coil	Domestic	354,616	317,632	287,994
	Export	384,470($319)	318,297($255)	277,614($215)
Cold-rolled steel sheet	Domestic	458,000	417,720	386,921
	Export	472,425($393)	371,319($297)	367,116($284)

(1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product item based on its total sales during the given period, excluding freight revenue.

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

18

C. Current Situation of Major Raw Materials

	(Unit: million won)

				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)		Remarks

Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	319,926	(29.7%)	BHP, and Hamersley of Australia CVRD of Brazil

		Coal	Coking coal: Heat source for blast furnaces, Reductant Smokeless coal:	296,539	(27.5%)	BHP of Australia Fording of Canada
			Sintering fuel

		Iron materials	Iron material for steelmaking	37,927	(3.5%)	Carbon steel scrap iron, HBI, cold pig iron, etc.

		STS materials	Key materials for STS production	254,781	(23.6%)	Nickel, Fe-Cr, STS scrap iron, etc.

		Ferro materials Other raw materials	Submaterials for ironmaking, steelmaking	134,277	(12.5%)	Alloy iron, Nonferrous metal, Claus

		Limestone, other minerals	Submaterials for ironmaking, steelmaking	34,017	(3.2%)	Limestone, manganese, fluorite

Total				1,077,467

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

19

D. Price Trends of Key Materials

	(Unit: won/ton)

	1st quarter of the 36th fiscal
Category	year	The 35th fiscal year	The 34th fiscal year

Iron ore	30,116	31,064	33,261
Coal	60,490	61,993	61,832
Scrap iron	169,580	150,529	145,411
Nickel	9,431,428	8,435,974	7,913,810

(1) Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2) Key Factors in Price Fluctuations

A.     Iron ore (The unit price declined 948 won in terms of the won currency compared with the 35th fiscal year)

•	The FOB price remained the same, but shipping charges rose ($0.43 per ton) due to a rise in oil prices. However, the unit price fell due to a fall in won-dollar exchange rates.

•	Trend of purchase price(CFR): $25.22/tonà $24.15/ton à $24.59/ton

Trend of average exchange rate: Won 1,291/$ à Won 1,253/$ à Won 1,196/$

(2001) à(2002) à(2003)

B.     Coal: (The unit price fell 1,503 won due to a fluctuating won currency compared with the 35th fiscal year)

•	The FOB price for the fiscal 2002 rose relative to FY 2001 due to a 6.5% rise in the average price. However, the price calculated in won declined due to a fall in exchange rate.

•	Trend of purchase price (CFR): $46.88/ton à $48.55/ton à $49.12/ton

(2001)         (2002)             (2003.1Q)

C. Scrap Iron

•	The price of imported scrap iron increased as scrap iron on demand rose due to a booming steel market in East Asia, while the supply from the US and Europe declined.

•	Trend of purchase price (CIF): $110/ton à $116/ton à $134/ton

(2001)         (2002)         (2003.1Q)

D. Nickel

•	It is projected that there will be nickel supply shortages amounting to about 30,000 tons in 2003, because STS production capacity worldwide is rising but nickel production facilities are likely to be

20

completed only after 2006. As a result, there will likely be a strong demand for nickel, which will raise nickel prices significantly in the early part of next year.

•	Trend of LME price: $2.70/lb à U$3.07/lb à U$3.78/lb

(2001)             (2002)

3. Production and Facilities

     A.     Production Capacity

	(Thousand Ton)

	2003 1Q	2002	2001

Pohang Works	3,050	12,200	12,200
Kwangyang Works	3,950	15,800	15,800

Total	7,000	28,000	28,000

- Pohang Works : #1 Steel Making (650) + #2 Steel Making (2,100) + STS (300) = 3,050

- Kwangyang : #1 Steel Making (1,700) + #2 Steel Making (1,800) + Minimill (450) = 3,950

- Total =7,000 thousand tons

* Based on actual capacity revised on April, 1999

B. Production and Capacity Utilization Rate

(1)Production

		(Thousand Ton)

		2003 1Q	2002	2001

	Pohang	3,002	12,164	12,042
	Kwangyang	3,905	15,902	15,784
Crude Steel		6,907	28,066	27,826
Plate Pohang		786	3,046	3,069
HR Products		2,474	9,388	9,770
	Pohang	934	3,185	3,471
	Kwangyang	1,540	6,203	6,299
CR Products		2,258	8,923	8,736
	Pohang	307	1,531	1,533
	Kwangyang	1,951	7,392	7,203
STS	Pohang	308	1,236	1,228
Others	Pohang	699	2,949	2,790
	Kwangyang	67	108	228
	Pohang	3,033	11,947	12,092
	Kwangyang	3,558	13,703	13,730
Finished Products		6,592	25,650	25,822
	Pohang	70	584	490
	Kwangyang	105	867	927
Intermediate Products		175	1,451	1,416
	Pohang	3,103	12,531	12,582
	Kwangyang	3,664	14,570	14,656
Total Products		6,767	27,101	27,238

21

(2)  Capacity Utilization Rate for 2003 1Q in Terms of Crude Steel Production

	(Thousand Ton)

	Capacity	Production	Utilization Rate

Pohang Works	3,050	3,002	98.4
Kwangyang Works	3,950	3,905	98.9
Total	7,000	6,907	98.7

-	Utilization Rate = Production/Real Production Capacity.

C. Production Facilities
(1) Book Value of Fixed Assets

	(Million Won)

	Beginning Book			Ending Book Balance
	Balance	Change	Depreciation	Balance

Pohang
Land	411,045	-5,075		405,970
Building	927,619	20,902	13,383	935,138
Structures	405,422	9,883	6,725	408,580
Machinery & Equipment	1,881,226	82,980	125,243	1,838,963
Vehicles	11,408	537	736	11,209
Tools and Fixtures	9,111	825	1,092	8,844
Furniture & Others	20,955	560	1,521	19,994
Kwangyang
Land	379,760	-1,618		3,78,142
Building	906,190	885	16,985	890,090
Structures	541,283	2,621	11,050	532,854
Machinery & Equipment	2,099,283	46,378	147,320	1,998,341
Vehicles	3,873	8118	480	11,511
Tools and Fixtures	7,234	5,969	1,003	12,200
Furniture & Others	8,246	732	939	8,039

22

(2) Major Capital Expenditures

     (a) Investments Under Construction

	(Hundred million Won)

		Invested
	Total	Amount		Amount to
	Investment	(1Q 2003)		Be invested

Expansion	10,472	6,078	(708)	4,394
Maintenance	2,664	1,420	(571)	1,244
Total	13,136	7,498	(1,279)	5,638

     (b) Planned Investments

	(Hundred Million Won)

	Total
	Amount	2003	2004	2005

Total		12,739	15,985	16,279

4. Sales

A. Breakdown of Steel Product Sales

		(Thousand Ton, Hundred Million Won)

		1Q 2003		1Q 2002		2002

		Volume	Amount	Volume	Amount	Volume	Amount

Hot Rolled Products	Domestic	3,455	12,607	3,697	11,647	14,044	46,732
	Export	634	2,536	703	2,064	2,294	7,776
	Total	4,089	15,143	4,400	13,711	16,338	54,508
Cold Rolled Products	Domestic	1,524	7,615	1,183	5,304	5,952	27,577
	Export	887	4,479	786	3,025	3,657	15,019
	Total	2,411	12,094	1,969	8,329	9,609	42,596
Stainless Steel	Domestic	217	3,576	203	2,901	857	13,331
	Export	97	1,486	100	1,384	390	5,772
	Total	314	5,062	303	4,285	1,247	19,103
Others	Domestic	—	385		332	—	1,326
	Export	—	—			—	—
	Total	—	385		332	—	1,326
Total	Domestic	5,195	24,183	5,083	20,183	20,853	88,966
	Export	1,619	8,501	1,589	6,474	6,341	28,567
	Total	6,814	32,684	6,672	26,657	27,194	117,533
Discount		—	-73		-60	—	-247
Grand Total		6,814	32,611	6,672	26,597	27,194	117,286

               - Export includes local export sales

23

B. Marketing Organization, Channel and Strategy

     (1)  Organization

Hot Rolled Steel Sales Dept., Cold Rolled Steel Sales Dept., Automotive & Electrical Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept.

     (2)  Sales Channel

          i) Direct sales : POSCO àCustomers

          ii) Indirect Sales

               - Domestic market : Sales agents, e-sales or POSTEEL

               - Overseas Market : General Trading Companies

     (3)  Sales Condition

          - Domestic Sales : Credit sales based on production to order

          - Export Sales : Sales based on irrevocable Letter of Credit

     (4)  Sales strategies

          o Change marketing strategy toward higher profits

               - Enhance sales mix focused on profitability

               - Increase sales of high value-added products and differentiate each market based on the customer.

          o Secure Domestic market share and diversification of export market

               - Increase market share at domestic competing products

               - Secure stable export market and focus on high value-added products

               - Increase on time delivery rate

          o Strengthen marketing focused on customer oriented

               - Increase customers’ satisfaction

               - Strengthen the technology service to the customers to support the quality competence

5. Orders Received

     Please refer to 4. A. Breakdown of Steel Product Sales

     - Ordered volume is similar to sales volume because the company produces and sales based on orders

24

6. Related to The Derivatives

     A.     Foreign Exchange Position

			(Unit: USD, EURO: Thousand, JPY : Million)

			Current Position			Future Position

Nation	Currency		Position	Assets	Debt	Position	Assets	Debt

USA	$	USD	-1,033,015	188,145	1,221,160
Japan	¥	JPY	-86,220	925	87,145
Germany		DEM
UK	£	GBP
Euro land		EURO	-39,670		39,670
Others

     *    Current position based on foreign assets and debt.

(Unit: USD, EURO: Thousand, JPY : Million)

			Option Position			Swap Position

Nation	Currency		Position	Assets	Debt	Position	Assets	Debt

USA	$	USD				174,000	174,000
Japan	¥	JPY				-22,868		22,868
Germany		DEM
UK	£	GBP
Euro land		EURO
Others

B. Risk Management for Foreign Exchange

     There are three basic strategies for the risk management for foreign exchange.

     First, Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

     Second, Balance the assets and debt.

An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

     Third, Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

25

7. Important contracts

     A.     Import Contract

          N.A.

8. Research & Development

     A.     R & D Organization

		Number of
		Teams or groups	Staff

In-house	Technology Development Department	8	67
	Environment & Energy Department	20	18
	Technical Research Laboratory (Group)	12	445
Independent	Research Institute of Industrial Science and Technology		450

B. R&D Expense

	(Million Won)

	2002	2001	2000

1. Raw Materials	22,291	21,362	14,782
2. Labor cost	22,954	18,588	20,075
3. Depreciation	11,577	15,626	15,785
4. Subcontract	89,086	100,598	101,561
5. Other Expense	38,189	24,259	24,942
Total	184,097	180,433	177,145

9. Other information for Investment Decision Making

     A.     Funding from Domestic Market

	(Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance

From Money Market
Banks
Others
From Capital Market
Bond (private)
Bond (public)	21,000		21,000
Others
Total	21,000		21,000

     *     Total amount of Corporate Bond issued during 3Q 2002 is KRW 500 billion.

26

B. Funding from Overseas

	(Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance

Financial Institutions	3,409	100	3,509
Bond	17,885	682	18,567
Equity
Others

Total	21,294	782	22,076

27

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

	(Unit: million won)

	1Q 2003	2002	2001	2000	1999

Current Assets	4,294,902	3,750,170	3,560,773	4,543,060	4,166,180
Quick Assets	3,033,135	2,479,241	2,191,303	3,080,993	2,876,489
Inventories	1,261,767	1,270,929	1,369,470	1,462,067	1,289,691
Fixes Assets	12,831,168	13,494,316	14,054,757	13,223,506	13,061,277
Investments	3,280,550	3,891,471	4,609,647	3,990,724	3,443,239
Tangible Assets	9,218,132	9,271,701	9,118,589	8,929,983	9,411,491
Intangible Assets	332,486	331,144	326,521	302,799	206,547
Deferred Assets		—	—	—	—
Total Assets	17,126,070	17,244,486	17,615,530	17,766,566	17,227,457
Current Liabilities	2,811,956	2,742,490	2,252,545	3,509,702	2,994,780
Fixed Liabilities	2,943,045	3,180,416	5,166,492	4,826,918	5,146,157
Total Liabilities	5,755,001	5,922,906	7,419,037	8,336,620	8,140,937
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,685,953	3,685,953	3,673,621	3,670,457	3,675,351
Retained Earnings	8,706,690	8,238,018	6,986,939	6,662,163	5,208,591
Capital Adjustments	-1,503,977	-1,084,794	-946,470	-1,385,078	-279,825
Total Shareholders’ Equity	11,371,069	11,321,580	10,196,493	9,429,946	9,086,520
Total Sales	3,261,119	11,728,595	11,086,119	11,692,000	10,696,148
Operating Profit	773,813	1,833,485	1,429,457	2,099,224	1,819,452
Recurring Profit	642,516	1,465,444	1,114,971	1,331,484	1,662,779
Net Profit	468,673	1,101,325	819,319	1,636,991	1,558,032

28

2. Items to Pay Attention for Use of Financial Statements

A. Principles to Write Financial Statements

The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on financial statements are as follows.

	For 1Q 2003 and 2002	For 1999, 2000 and 2001

CPAs	Samil Accounting Corp	Anjin & Co Arthur
	Pricewaterhouse Coopers	Anderson

Audit Opinion	Unqualified	Unqualified

B.     Any Violations against GAAP

          (1) Violations which need to amend financial statements

               N.A.

          (2) Violations, which are not related with amendment of financial statements

               N.A.

3. Unconsolidated Financial Statements

     A.     Balance Sheet

               Refer to the attached the review report for the three months periods ended March 31, 2003

     B.     Income Statements

               Refer to the attached the review report for the three months periods ended March 31, 2003

     C.     The Note in The Financial Statement

     Refer to the auditor’s note in financial statement

     D.     The Financial Statement Before and After Amended in This Fiscal Year

     N.A

29

4. Consolidated Financial Statements

     A.     Summary for The Tiscal Years 1998 through 2001

	(million won)

	2002	2001	2000	1999	1998

Current Assets	5,397,476	4,960,937	6,306,451	5,982,514	7,016,426
Quick Assets	3,726,031	3,223,686	4,394,808	4,306,231	5,441,838
Inventories	1,671,446	1,737,251	1,911,643	1,676,282	1,574,588
Fixes Assets	13,679,373	14,444,398	13,840,224	13,707,420	13,562,658
Investments	2,879,987	3,352,924	2,849,980	2,472,524	1,763,880
Tangible Assets	10,324,574	10,600,766	10,454,929	10,811,472	11,153,471
Intangible Assets	474,812	490,708	535,315	423,424	241,257
Deferred Assets	0	—	—	—	404,050
Adjustment for consolidation	0	—	—	—	21,619
Total Assets	19,076,849	19,405,334	20,146,675	19,689,934	20,600,703
Current Liabilities	3,965,489	3,618,918	5,346,831	4,524,361	5,190,203
Fixed Liabilities	3,536,930	5,435,628	5,241,545	5,965,490	7,059,046
Deferred Liabilities		—	—	—	17,231
Total Liabilities	7,502,419	9,054,546	10,588,376	10,489,851	12,266,480
Minority Interest	279,165	168,171	159,623	121,333	118,129
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,797,737	3,859,030	3,860,756	3,799,991	4,023,046
Retained Earnings	8,219,499	6,966,189	6,595,470	5,193,185	3,675,392
Capital Adjustments	-1,204,374	-1,125,004	-1,539,953	-396,830	35,253
Total Shareholders’ Equity	11,574,430	10,350,789	9,558,299	9,200,082	8,334,223
Total Sales	14,354,918	13,121,097	13,776,214	12,701,013	13,613,157
Operating Profit	2,049,867	1,587,293	2,306,463	2,020,805	1,900,700
Recurring Profit	1,507,437	1,174,673	1,384,660	1,707,201	1,506,764
Total Net Profit	1,109,132	837,210	1,642,350	1,555,348	1,107,696
Consolidated Net Profit	1,089,288	845,679	1,636,667	1,554,397	952,933
Number of Consolidated Companies	33	32	34	34	34

30

     B.     Items to Pay Attention for Use of Financial Statements

          (1) Principles to write Financial Statements

          The company prepared its financial statements in accordance with Generally Accepted Accounting Principle and Certified Public

          Accountant’s audit opinions on financial statements are as follows.

	For 1Q 2003 and 2002	For FY 1999, 2000 and 2001

CPAs	Samil Accounting Corp	Anjin & Co Arthur
	Pricewaterhouse Coopers	Anderson

Audit Opinion	Unqualified	Unqualified

          (2) Any violation, need to amend the consolidated financial statement

               N.A

          (3) Any violation, does not need to amend the consolidated financial statement

               N.A

          (4) The companies included in the consolidated financial statement in the recent 3 fiscal years

	The companies included	The companies added	The companies dropped

2002	POSCO and 32companies	POSREC Qintao

2001	POSCO and 31companies	—	POS Energy and other

2000	POSCO and 33companies	POSTEC Venture and other	Davy Distington Ltd and other

     C.     Consolidated Financial Statements

          (1) Consolidated Balance Sheet

               Refer to the 35th Consolidated Financial Statements as of December 31, 2002

          (2) Consolidated Income Statements

               Refer to the 35th Consolidated Financial Statements as of December 31, 2002

6. Divisional Financial Status

     A.     Divisional Financial Information

               N.A

The POSCO and its related companies have been operating mainly steel business

     B.     Regional Financial Information

               N.A

There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

31

7. Financial Statement before and after consolidation

     A.     The Overview of Consolidation

               N.A

     B.     Financial Statement Before and After Consolidation

               N.A

     C.     Issues Related Consolidation

               N.A

IV. Current Situation on Corporate Governance and Company Affiliates

1. Overview of Corporate Governance

A. Issues Related with The Board of Directors

(1) Composition of The Board of Directors

(A) Authority of The Board of Directors

•	Deliberation and resolution of legal issues and key matters in business operations

-	Discusses and make decisions on the convocation of shareholders meetings and submission of agendas for shareholders meetings, as well as on legal issues including the issuance of new shares, and the repurchase and disposal of company shares

-	Discusses and makes decisions on key matters in business operations, including mid- and long-term business strategies, annual business plans, and new investments in and outside of the company

•	Recommendation of standing directors of the board, and election of the chairman of the board, president, vice-presidents, executive vice president, and senior vice presidents among standing directors

•	Selection of members of the special committees

•	Determination of the functions of the board of directors and special committees

(B)  Whether to disclose personal profiles of director candidates before shareholders meeting, and whether shareholders can recommend candidates

Feb. 17, 2003	The Director Candidate Recommendation and Evaluation Committee recommended 3 candidates for outside directors

Feb. 18, 2003	The board of directors recommended 2 candidates for standing directors

Feb. 18, 2003	Disclosed the personal profiles of director candidates and their relevant experience

Mar. 14, 2003	Selected directors (shareholders meeting)

32

(C)  Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation and Evaluation Committee

Is an outside
Name	director	Remarks

Park Ung-suh (Chairman)	o	<Satisfies the regulation requiring that more than 50% of directors should be from outside >

Lim Jong-won (member)	o	- Outside directors (5):

Samuel F. Chevalier (member)	o	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

Yoo Hyun-shik (member)	o

Kim Han-kyung (member)	o

(D) List of Outside Directors

Relation with
majority
Name	Experience	shareholder	Remarks

Park Ung-suh	• Prof.of Sejong University, president of the Korea-Australia Foundation	None

• Former president of Samsung Petrochemical Co.

(Economics at Seoul National University, PhD in economics from University of Pittsburgh)

Chung Jae-young	• Vice president of SungKyunKwan University	”

• Former president of the Korean-Japanese Economics and Management Association

(Business administration at Sungkyunkwan University, PhD in business from Waseda University)

33

Relation with
majority
Name	Experience	shareholder	Remarks

Shin Guil-soo	• President of International Strategic Management Institute	”

• Prof. of Business Administration and Economics, Myongji University

(Business administration at SNU, PhD in business administration from Myongji University

Im Jong-won	• Prof. of business administration, SNU	”

• Former chairman of the Korea Marketing Association

(Business administration at SNU, PhD in business administration from University of Alabama)

Samuel F. Chevalier	• Former vice chairman, Bank of New York	”

• Former president of Irving Bank

(Economics, Northeastern University)

Kim E. Han	• Distinguished Professor at University of Michigan	”

• Former advisory professor of the Korea Stock Exchange, advisor to the World Bank

(MBA at Cornel University, PhD in business administration from State University of New York)

Yoo Hyun-shik	• Former president of Samsung General Chemicals	”

• Former vice-president of Cheil Industries Inc.

(Chemical engineering at SNU)

Kim Han-kyung	• Former vice chairman of SK Corp.	”

• Former president of SK Corp.

(Business administration at Kyunghee University)

34

•	Preparation of internal system to allow access to management information

-	Issues critical to company management are set to be deliberated at the board of directors. (Related materials are distributed days before the opening of the board of directors meeting)

-	Key agendas to be submitted to the board of directors are pre-examined by a designated special committee that consists mostly of outside directors.

-	Operates a division to support outside directors. Regularly reports on management conditions and frequently offers related materials to outside directors.

-	Holds workshops and management report sessions for outside directors.

(E) Whether a director is covered by damage liability insurance or not

	Annual insurance		Insurance premium
Name	premium	Insurance benefits	paid by company	Remarks

All directors	326 million won	30 billion won	Entirety

(2) Issues Related with the Operation of the Board of Trustees

(A) Key issues in regulations on the operation of the board of trustees

•	Agendas submitted to the board of directors

-	Convocation of general shareholders meetings, and agendas submitted to the meetings, issuance of new shares, purchase and disposal of company shares, and deliberation and resolution of legal matters

-	Deliberation and resolution of key management issues, including mid- and long-term management strategy, annual business plans, and major internal and external new investments

•	Composition of special committees under the board of directors and their functions

Category	Composition	Major functions

Director Candidate Recommendation and Evaluation Committee	5 outside directors	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates

- Advance screening for nominating representative director, members of special committee(s)—Evaluation of business performance

Finance & Operation Committee	3 outside directors 2 standing directors	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the board of directors

- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

35

Category	Composition	Major functions

Audit Committee	4 outside directors	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Management Committee	6 standing directors	- Advance deliberation on and approval of in-house investment schemes

- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel

- Important subjects on working policy, and changes to welfare

•	Operation procedure of the board of directors and special committees (refer to the regulations on the operation of the board of directors)

(B) List of key activities of the board of directors (Jan. 1 - May 15, 2003)

Session	Date	Agenda	Approval	Remarks

2003-1	Jan.16	3 cases including the construction of No.5 CGL at Gwangyang Works	3 cases approved

2003-2	Feb.18	3 cases including a plan on donations to the POSCO Educational Foundation	3 cases approved

2003-3	Mar.14	6 cases including selection of chairman and president	6 cases approved

2003-4	Apr.26	8 cases including POSTEEL transaction plan for 2003	8 cases approved

(C) Major activities of outside directors on the board of directors (Jan. 1 - May 15, 2003)

Session	Date	Number of participating outside directors	Remarks

2003-1	Jan.16	6 persons

2003-2	Feb.18	8 persons

2003-3	Mar.14	8 persons

2003-4	Apr.26	6 persons

36

(D) Composition of committees and their activities (Jan. 1 - May 15, 2003)

Date of
meeting	Committee	Agenda	Remarks

Jan.14, 2003	Management Committee	3 cases including the construction of No.5 CGL at Gwangyang Works

Jan.15, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases including the evaluation of business performance for the entire company in 2002

Jan. 22, 2003	Finance & Operation Committee	2 cases including donations to help the underprivileged

Feb.17, 2003	Management Committee	2 cases including plan on donations to the POSCO Educational Foundation

Feb.17, 2003	Director Candidate Recommendation and Evaluation Committee	Assessment of qualifications of 3 standing directors

Mar. 4, 2003	Management Committee	Replacement of cold-rolled CLTS 1,2,3 at Gwangyang Works

Mar.11, 2003	Finance & Operation Committee	2 cases including charity donations to help Daegu Subway fire victims

Mar.14, 2003	Director Candidate Recommendation and Evaluation Committee	5 cases including selection of chairman of the board and president

Mar. 28, 2003	Finance & Operation Committee	Planning on support for the 42nd South Jeolla Province residents’ sports competition

Apr. 25, 2003	Finance & Operation Committee	Investment in the construction of a complex-processing center for automobile steel sheet in China

Apr. 26, 2003	Director Candidate Recommendation and Evaluation Committee	2 cases including provision of stock options

May. 6, 2003	Management Committee	Upgrading of electrical steel sheet (1st stage)

37

B. Matters Concerning Auditing

(1) Matters Concerning Auditing Organization

(A)  Whether to set up the audit committee (auditors), and how to compose the committee, etc.

•	Legal ground for establishment: Pursuant to the Commercial Act (Clause 2 under Article 415) and the Securities Exchange Act (Clause 17 under Article 191), POSCO is obliged to set up a committee (total assets exceeding 2 trillion won)

•	Establishment

-	Date : March 17, 2000

-	Members: 4 persons (4 members of outside directors)

•	Operated in compliance with regulations on the operation of the audit committee (Legislated on March 17, 2000)

-	Arrangement of the meeting: One regular session per quarter and special meetings as necessary

-	Resolution of agenda: More than half of the registered members should participate and a minimum of half of the participants should reach consensus

-	Submission of agenda: Submitted by committee chairman, chairman of the board, or each member

-	Supporting department: In-house auditing department supports the committee for the efficient processing of tasks

(B)  Whether to prepare an in-house mechanism to allow the audit committee (auditors) to access relevant management information

-	Stipulated in regulations on the operation of the audit committee in compliance with related legislation

1.	The committee audits managerial executions by directors

2.	The committee may request directors to report on operations, and/or examine the company’s business operations and asset portfolio.

3.	The committee may request a director to stop certain deeds, should the director pursue activities in violation of the articles of incorporation as which may cause irrevocable damage to the company.

4.	The committee may demand the board of directors to convene a special shareholders meeting.

5.	As necessary, the committee may request companies in which POSCO is invested to report on their business operations. If an invested company does not report as requested right away, or if the committee needs to confirm the validity of the report, the committee may also investigate the operations of the invested company and its asset portfolio.

6.	As necessary, the committee may receive consulting from outside experts at the company’s expense.

38

(C) Personal profile of the audit committee (auditors)

Name	Experience	Qualifications	Remarks

Chung Jae-young	Vice president of the faculty of humanities and social science at Sungkyunkwan University	Satisfies requirements in the articles of incorporation	Chairman

Park Ung-suh	Prof of business administration, Sejong University	”

Kim Eung-han	Distinguished Prof. of University of Michigan	”

Yoo Hyun-shik	Former president of Samsung General Chemicals	”

(2) Major activities of the audit committee (auditors)

Session	Date	Agenda	Approval	Remarks

2003-1st	Jan. 16, 2003	• Report agendas - Report on operations of the in-house controlling system in the second half of 2002 - Report on plans on how to operate the audit office in 2003	— —	All members participating

2003-2nd	Feb. 11, 2003	• Review agendas - Results of the audit of account for the 35th fiscal year - Assessment of operations of the in-house controlling system in 2002 • Report agendas - Overview of EP/EDMS/KMS	Approved Approved	All members participating

2003-3rd	Mar. 14, 2003	• Deliberation agenda - Approval of the appointment of the audit office head	Approved	All members participating

39

Session	Date	Agenda	Approval	Remarks

2003-4th	Apr. 25, 2003	• Deliberation agendas

   - Revision of regulations on the operation
     of the audit committee

   - Selection of a manager for the self-observation
     of fair trade

• Report agenda

   - Results of audit on account closing for
     the first quarter of the 36th fiscal
     year

   - Results of restatement of US GAAP links
		and adjustment	Approved Approved — —	3 members participating

C. Execution of Voting Rights by Shareholders

(1) Whether to Adopt the Cumulative Voting System

[Irrelevant]

(2) Whether to Adopt the Ballot Voting System or Electronic Voting System

[Irrelevant]

(3) Execution of Voting Rights by Minority Shareholders

[Irrelevant]

D. Compensation of Executives

(1)  Current situation of salary to directors (including outside directors) and members of the audit committee (auditors)

Maximum pay
approved by
		shareholders	Average payment per
	Total payment	meeting	person
Category	(2003.1-2003.3)	(2002)	(2003.1-2003.3)	Remarks

Director	1.02 billion won	3.5 billion won	68 million won

*     Standards for bonus payment: Paid out twice per year (January, June) according to business performance within a limit of 100% of his or her basic annual salary (200% for the chairman of the board).

(2) List of Stock Options Presented to Executives

[Refer to D. Stock option under 4. Number of Total Shares, in I. Company Overview]

40

POSCO

Review Report 2003

As of March 31, 2003 and December 31, 2002 and for the three-month periods ended March 31, 2003 and 2002

Independent Accountant’s Report	Samil Accounting Corporation Kukje Center Building 191 Hankangro 2 ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

To the Board of Directors and Shareholders of
POSCO

We have reviewed the accompanying non-consolidated balance sheets of POSCO (the “Company”) as of March 31, 2003 and December 31, 2002, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards for preparing quarterly and semi-annual financial statements in the Republic of Korea.

Continued;

As discussed in Notes 15 and 27 to the non-consolidated financial statements, during the three-month periods ended March 31, 2003 and 2002, the Company entered into sales and purchase transactions with related parties amounting to KRW599,529 million and KRW361,288 million, respectively, in 2003, and KRW475,095 million and KRW462,985 million respectively in 2002. Related receivables and payables KRW131,986 million and KRW133,498 million, respectively, as of March 31, 2003 and KRW 420,979 million and KRW176,270 million, respectively, as of December 31, 2002. Guarantees provided to related parties amounted to KRW140,038 million and KRW343,849 million as of March 31, 2003 and 2002.

Effective from January 1, 2003, the Statements of Korean Financial Accounting Standards (“SKFAS”) No. 2 through No. 9, newly published by the Korean Accounting Standards Board (“KASB”), was followed by the Company in the preparation of its financial statements. The financial statements for the year ended December 31, 2002, presented in a comparative form, were readjusted in accordance with SKFAS No. 6. As a result, the dividends payable, previously recorded as current liabilities, amounting to KRW245,216 million, was reverted back to retained earnings. The net effect of this application increased the balance of retained earnings and decreased dividends payable by KRW245,216 million.

We have audited the consolidated balance sheet and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2002 (not accompanied in this review report) and expressed an unqualified opinion on the audit report issued on March 6, 2003. The accompanying consolidated balance sheet as of December 31, 2002, presented in a comparative form, is not materially different from the audited consolidated balance sheet.

Continued;

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
April 11, 2003

This report is effective as of April 11, 2003, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
NON-CONSOLIDATED BALANCE SHEETS
March 31, 2003 and December 31, 2002
(Unaudited - See Independent Accountant’s Report)

	In Millions of Korean Won

	2003		2002

	Unaudited

ASSETS
Current assets:
Cash and cash equivalents (Notes 3 and 26)	KRW	508,775	KRW	91,093
Short-term financial instruments (Notes 3 and 26)		199,120		109,011
Marketable securities (Note 6)		846,607		982,861
Current portion of held-to-maturity securities (Note 7)		33,339		22,455
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)		1,109,839		1,186,804
Inventories (Note 5)		1,261,767		1,270,929
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)		248,459		34,272
Other current assets, net of allowance for doubtful accounts (Note 10)		86,997		75,200

Total current assets		4,294,903		3,772,625
Investment securities (Note 7)		3,175,538		3,775,092
Long-term financial instruments (Note 3)		48		50
Long-term loans, net of allowance for doubtful accounts		1,090		1,089
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)		36,658		35,988
Property, plant and equipment, net (Notes 8 and 29)		9,218,131		9,271,701
Intangible assets, net (Notes 9, 28 and 29)		332,486		331,144
Other long-term assets, net of allowance for doubtful accounts (Note 10)		67,217		56,793

TOTAL ASSETS	KRW	17,126,071	KRW	17,244,486

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

POSCO
NON-CONSOLIDATED BALANCE SHEETS, Continued
March 31, 2003 and December 31, 2002
(Unaudited - See Independent Accountant’s Report)

	In Millions of Korean Won

	2003		2002

	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts and notes payable (Notes 26 and 27)	KRW	333,943	KRW	393,847
Current portion of long-term debt, net of discount on debentures issued (Note 11)		1,590,797		1,263,602
Accrued expenses (Note 26)		198,749		184,578
Other accounts and notes payable (Notes 26 and 27)		207,991		226,269
Withholdings		26,629		38,673
Income tax payable		375,959		367,968
Dividends payable		1,594		1,601
Other current liabilities (Note 14)		76,293		20,736

Total current liabilities		2,811,955		2,497,274
Long-term debt, net of current portion and discount on debentures issued (Note 12)		2,698,679		2,944,313
Accrued severance benefits, net (Note 13)		90,166		73,668
Deferred income tax liabilities (Note 24)		129,597		128,175
Other long-term liabilities (Note 14)		24,604		34,260

Total liabilities		5,755,001		5,677,690

Commitment and contingencies (Note 15)
Shareholders’ equity:
Capital stock (Note 1)		482,403		482,403
Capital surplus (Note 16)		3,685,953		3,685,953
Retained earnings (Note 17)		8,706,691		8,483,234
Capital adjustments, net (Note 18)		(1,503,977)		(1,084,794)

Total shareholders’ equity		11,371,070		11,566,796

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	KRW	17,126,071	KRW	17,244,486

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
NON-CONSOLIDATED STATEMENTS OF INCOME
For the three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

	In Millions of Korea Won

	Unaudited

	2003		2002

Sales (Notes 27 and 29)	KRW	3,261,119	KRW	2,659,670
Cost of goods sold (Note 21)		2,297,734		2,199,349

Gross profit		963,385		460,321
Selling and administrative expenses (Note 22)		189,573		183,222

Operating profit		773,812		277,099
Non-operating income:
Interest income		12,019		9,430
Gain on foreign currency transactions		14,123		7,552
Gain on foreign currency translations		4,015		16,518
Gain on valuation of investments using the equity method		26,823		11,014
Others		55,823		46,778

		112,803		91,292

Non-operating expenses:
Interest expense		62,861		77,885
Loss on foreign currency transaction		13,368		8,735
Loss on foreign currency translation		87,636		1,886
Donations (Note 23)		63,919		952
Other		16,315		26,661

		244,099		116,119

Ordinary income		642,516		252,272
Extraordinary gain		—		—

Net income before income taxes		642,514		252,272
Income tax expense (Note 24)		173,843		61,802

Net income		468,673		190,470

Earnings per share (Note 25) (in Korean Won)	KRW	5,738	KRW	2,332

The accompanying notes are an integral part of these non-consolidated statements.

POSCO
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

	In Millions of Korean Won

	2003		2002

	Unaudited

Cash flows from operating activities:
Net income	KRW	468,673	KRW	190,470

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		344,210		309,561
Bad debt expense, other		2,958		2,009
Accrual of severance benefits		20,156		16,152
Gain on valuation of marketable securities		(2,616)		(4,183)
Gain on disposal of marketable securities		(9,191)		(4,587)
Loss on valuation of marketable securities		794		—
Loss on disposal of property, plant and equipment		3,720		14,052
Loss on disposal of investments		25		—
Gain on derivative transactions, net		(103)		(2,081)
Gain on disposal of investments		(5,278)		—
Loss on valuation of inventory		1,800		3,486
Gain on valuation of investments using the equity method		(26,823)		(11,014)
Stock compensation		(6,969)		—
Loss (gain) on foreign currency translation		85,722		(13,188)
Recovery of impairment loss on investments		—		(2,380)
Interest expense		3,433		4,226
Interest income		(803)		(857)
Reversal of bad debt expense		(778)		(1,948)
Others		447		13,446

		410,704		322,694

Changes in operating assets and liabilities:
Decrease in trade accounts and notes Receivable		78,045		194,074
Decrease in other accounts and notes receivable		3,748		79,084
Increase in accrued income		(2,905)		(5,068)
Increase in prepaid expenses		(9,521)		(9,357)
Decrease in inventories		7,362		22,582
Increase in prepayments		(12)		(134)
Decrease in deferred income tax assets		—		(23,425)
Increase (decrease) in trade accounts and notes payable		(64,043)		81,885
Increase (decrease) in other accounts and notes payable		(18,329)		30,400
Increase in income tax payable		7,990		35,577
Payment of severance benefits		(3,329)		(1,710)
Transfers to the National Pension Fund		12		9
Increase in retirement insurance deposits		(973)		(583)
Increase in deferred income tax liabilities		1,422		—
Others		54,351		(26,598)

		53,818		376,738

Net cash provided by operating activities	KRW	933,195	KRW	889,902

POSCO
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
For the three month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

	In Millions of Korean Won

	2003		2002

	Unaudited

Cash flows from investing activities:
Disposal of short-term financial instruments	KRW	44,471	KRW	150,421
Disposal of marketable securities		3,008,540		1,587,434
Disposal of investment securities		—		51,197
Proceeds from short-term loans		9		11
Proceeds from long-term financial instruments		3		26,679
Proceeds from office lease deposits		207		34
Disposal of property, plant and equipment		3,612		15,229
Acquisition of short-term financial instruments		(134,579)		(175,489)
Acquisition of marketable securities		(2,861,319)		(1,888,383)
Acquisition of Available-for-sale securities		(273)		(80,279)
Acquisition of investment securities (equity method)		(1,295)		—
Acquisition of investment securities		(10,124)		—
Payment of short-term loans		—		(16)
Acquisition of property, plant and equipment		(281,565)		(369,657)
Acquisition of intangible assets		(18,415)		(5,885)
Payment of office lease deposits		(144)		(33)
Others		(4,788)		(28,354)

Net cash used in investing activities		(255,660)		(717,091)

Cash flows from financing activities:
Proceeds from long-term debt		984		1,328
Proceeds from debentures		—		148,134
Acquisition of treasury stock		(9,971)		—
Repayment of current maturities of long-term debt		(5,209)		(158,421)
Repayment of long-term debt		(434)		(568)
Payment of cash dividends		(245,223)		(10)
Others		—		135

Net cash used in financing activities		(259,853)		(9,402)

Net increase in cash and cash equivalents		417,682		163,409
Cash and cash equivalents at the beginning of the period		91,093		215,792

Cash and cash equivalents at the end of the period	KRW	508,775	KRW	379,201

The accompanying notes are an integral part of these non-consolidated financial statements.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

1.	The Company:

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons; 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and six liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of KRW 5,000 per share). As of March 31, 2003, 90,781,795 shares of common stock were issued and outstanding. In addition, the Company acquired and retired 2,807,690 and 2,891,140 shares of treasury stock with the approval of the Board of Directors on November 20, 2002 and August 25, 2001, respectively.

In accordance with the approval of shareholders on March 15, 2002, the Company changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

As of March 31, 2003, the Company’s major shareholders are as follows:

	Number of	Percentage of
	Shares	Shares (%)

Pohang University of Science and Technology	3,028,200	3.34
Nippon Steel Corporation	2,894,435	3.19
National Pension Corporation	2,126,767	2.34
The Industrial Bank of Korea	2,125,461	2.34
Others	80,606,932	88.79

As of March 31, 2003, the shares of the Company are listed on the Korea Stock Exchange and its depository receipts are listed on the New York and London Stock Exchange.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report

2.	Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements, covering periods beginning after December 31, 2002, in accordance with the Financial Accounting Standards of the Republic of Korea and the Statements of Korean Financial Accounting Standards (“SKFAS”) No. 2 through No. 9, are summarized below:

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying non-consolidated nfinancial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, that are not required for a fair presentation of the Company’s financial position and results of operations, are not presented in the accompanying non-consolidated financial statements.

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts based on an analysis of portfolio quality and management judgment.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

2.	Summary of Significant Accounting Policies, Continued:

Inventories -

Inventories are stated at the lower of cost or market, with cost being determined using the moving average method, except for materials in-transit which are stated at actual cost determined using the specific identification method.

If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value.

Investment Securities -

Investment securities are classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with the intention of the Company. Trading and available-for-sale securities are reported at fair value, including incidental expenses. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Held-to-maturity securities are reported at cost. Differences between the initial cost and face value are amortized using the effective rate over its term. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of shareholders’ equity. Accumulation in equity is reported in current operations when the relevant securities are disposed or losses are recognized. If the collectible amount of the securities is less than its cost, such losses are recognized in current operations.

Investments in equity securities of companies over which the Company exercises a significant control or influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over a period up to twenty years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

2.	Summary of Significant Accounting Policies, Continued:

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

Property, Plant and Equipment and Related Depreciation -

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method, over the estimated useful lives of the assets, as follows:

Estimated useful lives (years)

Buildings and structures	20 . 40
Machinery and equipment	8
Vehicles	4
Tools	4
Furniture and fixtures	4

The acquisition cost of an asset is comprised of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value, or extend the useful life of the related assets, are capitalized.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three - month periods ended March 31, 2003 and 2002
(Unaudited-See Independent Accountant’s Report)

2.	Summary of Significant Accounting Policies, Continued:

Intangible Assets -

Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Classification	Estimated useful lives (years)

Intellectual property rights	5 ~ 10
Land usage rights	40
Port facilities usage rights	3 ~ 37
Other intangibles	4 ~ 20

The costs incurred in relation to the development of new products and new technologies (including development cost of internally used software and related costs) are recognized and recorded as development cost only if it is probable that future economic benefits that are attributable to the asset will flow into the company and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

As of March 31, 2003, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW3,708 million for the three-month period ended March 31, 2003.

Discounts on Debentures -

Discounts on debentures are amortized using the effective interest rate method over the repayment term of the debentures. Amortization of these discounts is included in interest expense.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

2.	Summary of Significant Accounting Policies, Continued:

Income Taxes -

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely than not that such deferred income tax assets will be realized. The total income tax provision includes the current tax expense, under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the year.

Accrued Severance Benefits -

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

2.	Summary of Significant Accounting Policies, Continued:

Foreign Currency Transactions and Translation -

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Translation of Foreign Operations -

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses are translated at the weighted average rate of the reporting period. Gains or losses on translation are offsetted and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operation translation credit or debit is treated as a gain or loss upon closing the foreign branch or office.

Derivative Instruments -

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedge, fair market value hedge and hedges for trading purpose. Other investments represent the fair market value of the net assets or liabilities related with derivative transactions. In case of cash flow hedge, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fair market value, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value and are offset against the purchase price of raw materials in case of cash flow hedging.

Impairment of Assets -

The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the income statement and is deducted from the book value of the impaired asset.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

3.	Cash and Cash Equivalents and Financial Instruments:

Cash and cash equivalents, short-term and long-term financial instruments as of March 31, 2003 and December 31, 2002 consist of the following:

	Annual interest
	rates (%)	In Millions of Won

	2003	2003		2002

Cash and cash equivalents
Cash on hand and in banks		KRW	3,221	KRW	3,667
Checking accounts			2,149		1,668
Time deposits in foreign currency	1.42 ~ 1.50		128,905		78,588
Money market deposit account	3.8 ~ 4.1		374,500		7,170

			508,775		91,093

Short-term financial instruments
Time deposits	4.3 ~ 5.18		194,500		94,500
Specified money in trust	4.1		2,009		11,979
Time deposits in foreign Currency	0.7		2,611		2,532

			199,120		109,011

Long-term financial instruments
Guarantee deposit for opening Account	—		48		50

			48		50

		KRW	707,943	KRW	200,154

The Company is required to provide collateral deposits amounting to KRW48 million to open checking accounts and, accordingly, withdrawal of these deposits is restricted.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

4.	Accounts and Notes Receivable:

Accounts and notes receivable and their allowance for doubtful accounts as of March 31, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003		2002

Trade accounts and notes receivable	KRW	1,121,190	KRW	1,198,995
Less: Allowance for doubtful accounts		11,180		11,958
Present value discount		171		233

	KRW	1,109,839	KRW	1,186,804

Other accounts and notes receivable	KRW	291,546	KRW	74,416
Less: Allowance for doubtful accounts		43,087		40,144

	KRW	248,459	KRW	34,272

Long-term trade accounts and notes receivable	KRW	52,992	KRW	53,064
Less: Allowance for doubtful accounts		98		98
Present value discount		16,236		16,978

	KRW	36,658	KRW	35,988

The Company’s long-term trade accounts and notes receivable, in relation to reorganization claims from liquidation and composition procedures, were discounted using the Company’s weighted-average borrowing rate, which ranges from 7.8 to 8.62 percent.

5.	Inventories:

Inventories as of March 31, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003		2002

Finished goods	KRW	126,131	KRW	162,549
Semi-finished goods		349,983		354,263
Raw materials		489,520		490,455
Materials in-transit		294,424		261,882
Others		1,709		1,780

	KRW	1,261,767	KRW	1,270,929

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

6.	Marketable Securities:

Marketable securities as of March 31, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003		2002

	Book value		Book value

Beneficiary certificates	KRW	401,146	KRW	300,825
Monetary market fund		405,416		682,036
Mutual fund		40,045		—

	KRW	846,607	KRW	982,861

7.	Investment Securities:

Investment securities as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Available-for-sale securities	KRW	1,357,814	KRW	2,020,394
Held-to-maturity securities		72,954		72,448
Equity investments		1,744,770		1,682,250

	KRW	3,175,538	KRW	3,775,092

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Available-for-Sale Securities-

Investment securities as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Marketable equity securities	KRW	1,150,035	KRW	1,618,963
Non-marketable equity Securities		203,802		397,076
Investments in bonds		30		12
Equity Investments		3,947		4,343

	KRW	1,357,814	KRW	2,020,394

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued

Available-for-Sale Securities, Continued-

Investments in marketable equity securities as of March 31, 2003 and December 31 2002 are as follows:

	In Millions of Won

	2003						2002

	Number of	Percentage of	Acquisition
	shares	ownership (%)	cost		Book value		Book value

Hanil Steel(*)	184,578	9.95	KRW	2,412	KRW	1,251	KRW	2,215
HI Steel(*)	123,052	9.95		1,608		732		1,477
Munbae Steel	369,876	9.02		3,588		1,295		1,219
Nippon Steel Corporation	147,876,000	2.17		285,103		219,360		208,193
Chohung Bank	135,394	0.03		3,757		393		555
Hana Bank	4,617,600	2.34		29,998		37,864		75,267
SK Telecom	5,794,924	6.50		1,657,348		886,623		1,327,037
Dong Yang Steel	1,564,250	2.48		3,911		524		579
Samjung Packing & Aluminum Co., Ltd.	270,000	9.00		2,714		1,917		2,295
Korea Investment Corporation	58,800	2.94		588		76		126

			KRW	1,991,027	KRW	1,150,035	KRW	1,618,963

(*) As of January 1 2003, HI Steel has been split off from Hanil Steel.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Available-for-Sale Securities-, Continued -

Marketable equity securities are stated at fair market value and the difference between the acquisition cost and fair market value is accounted for in the capital adjustments account.

	In Millions of Won

	Beginning
	balance		Increase (decrease)		Ending balance

Valuation gain	KRW	45,269	KRW	(37,403)	KRW	7,866
Valuation loss		(417,334)		(431,525)		(848,859)

	KRW	(372,065)		(468,928)	KRW	(840,993)

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Available-for-Sale Securities, Continued-

Investments in non-marketable equity securities as of March 31, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003								2002

		Percentage of			Net
	Number of	ownership	Acquisition		asset value
	shares	(%)	cost		(*)		Book value		Book value

Powercomm	4,500,000	3.00	KRW	153,000	KRW	24,019	KRW	153,000	KRW	153,000
SK-IMT	—	—		—		—		—		192,002
Dae Kyoung	1,786,000	19.00		8,930		3,770		8,930		8,930
Gee Hyup Tech Finance	600,000	10.34		3,000		3,302		3,000		3,000
The Siam United Steel	9,000,000	10.00		26,640		4,115		26,640		26,640
PT-POSNESIA (**)	29,610,000	70.00		9,474		10,427		9,474		9,474
POSVINA (**, ***)	—	—		—		—		—		1,527
Others	—	—		2,758		3,649		2,758		2,503

			KRW	203,802	KRW	49,282	KRW	203,802	KRW	397,076

(*) The net asset value of the non-marketable equity securities is applied based on the companies’ most recent available financial information, which have not been audited as of December 31, 2002.

(**) As of December 31, 2002, the investments in PT-POSNESIA whose operation has been suspended for more than one year, was excluded from the equity method of accounting. Investments in POSVINA, whose total assets as of December 31, 2002 are less than KRW7,000 million were previously stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea, until the start of the current period when it applied the equity method.

(***) No shares have been issued in accordance with the local laws or regulations.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Available-for-Sale Securities, Continued-

Investments in bonds as of March 31, 2003 and December 31, 2002 are as follows:

		2003				2002

	Period	Acquisition cost		Book value		Book value

Government Bonds	1~5 years	KRW	15	KRW	15	KRW	12
	5~10 years		15		15		—

		KRW	30	KRW	30	KRW	12

Equity investments as of March 31, 2003and December 31, 2002 are as follows:

	In Millions of Won

	2003					2002

	Ownership	Acquisition
	(%)	cost		Book value		Book value

Stock Market
Stabilization Fund	1.15	KRW	6,153	KRW	3,947	KRW	4,343

Due to an impairment on its investments, the Company recorded a losses on investments amounting to KRW396 million for the three-month period ended March 31, 2002.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Held-to-Maturity Securities-

Held-to-maturity securities as of March 31, 2003 and December 31, 2002 are as follows:

	In Millions of Won

		2003				2002

	Period	Acquisition cost		Book value		Book value

Current portion of Held-to-maturity securities:
Government bonds	Less than 1 year	KRW	101,196	KRW	10,120	KRW	—
Bonds with subscription right	Less than 1 year		432		432		432
Bonds in foreign currency	Less than 1 year	US$	13,000,000		16,509		15,925
Exchange equalization fund bonds	Less than 1 year	US$	5,000,000		6,278		6,098

		KRW	101,628	KRW	33,339		22,455
		US$	18,000,000

Held-to-maturity:
Small and medium industry finance debentures	1 ~ 5 years	KRW	49,668	KRW	49,668	KRW	49,668
Bonds in foreign currency	1 ~ 5 years	US$	10,400,000		13,286		12,780
Government bonds	5 ~ 10 years	KRW	10,000		10,000		10,000

		KRW	59,668	KRW	72,954	KRW	72,448
		US$	10,400,000

		KRW	161,296	KRW	106,293	KRW	94,903
		US$	28,400,000

All the investments in debt securities are held-to-maturity investment debt securities. The Company provided financial bonds of Industrial Bank of Korea, amounting to KRW31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Equity Method Investments -

Details of equity method investments are as follows:

	In Millions of Won

	2003								2002

		Percentage of
	Number of	ownership	Acquisition		Net
	shares	(%)	cost		asset value		Book value		Book value

POSCO E&C	27,281,080	90.94	KRW	365,789	KRW	638,275	KRW	255,609	KRW	217,599
Posteel Co., Ltd.	17,155,000	95.31		113,393		278,543		277,737		267,793
POSDATA Co., Ltd.	4,000,000	64.99		35,000		62,945		55,423		62,499
Pohang Steel Co., Ltd.	4,000,000	66.67		96,151		163,624		161,423		162,938
POSCON Co., Ltd.	3,098,610	90.21		49,822		68,832		26,036		24,643
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00		17,052		30,475		11,241		10,810
POSCO Machinery Co., Ltd.	1,000,000	100.00		10,000		21,493		13,801		13,609
POS-AC Co., Ltd.	130,000	100.00		1,043		6,723		1,010		1,468
POSCO Research institute	3,800,000	95.00		19,000		22,430		22,401		22,228
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00		28,500		32,393		32,420		32,689
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67		260,000		306,891		306,574		304,070
Seung Kwang Co., Ltd.	2,737,000	66.03		28,408		26,864		26,824		26,610
Korea Daily News (***)	1,863,949	22.41		19,999		12,801		12,801		13,023
eNtoB Corporation	560,000	17.50		2,800		1,853		1,786		1,879
POSCO Refractories & Environment (POSREC)	3,544,200	60.00		40,859		46,762		42,970		42,689
Pohang Steel America Corporation (POSAM)	281,529	99.38		222,124		150,777		139,689		159,598
VSC-POSCO Steel Corporation (VPS) (*)	—	35.00		4,758		7,116		6,781		5,849
POSCO Investment Co., Ltd.	2,000,000	100.00		22,910		35,913		35,913		34,295
KOBRASCO (**)	1,987,914,774	50.00		32,950		—		—		—

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

	2003								2002

		Percentage of
	Number of	ownership	Acquisition		Net
	shares	(%)	cost		asset value		Book value		Book value

POS-Tianjin Coil Center Co.,
Ltd. (*)	—	10.00	KRW	653	KRW	1,365	KRW	1,351	KRW	1,212
DALIAN POSCO-CFM Coil Center Co., Ltd. (*)	—	40.00		9,586		21,102		21,092		19,206
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*)	—	82.48		105,400		162,401		162,499		146,394
POS-THAI Service Steel Center Co., Ltd.	477,288	11.67		1,625		794		794		740
POSCO Venezuela Compania Anonima (POSVEN) (**, ***)	4,480	40.00		44,540		—		—		—
SHUNDE Pohang Coated Steel Co., Ltd. (*)	—	93.80		23,165		35,566		35,437		30,955
Myanmar-POSCO Co., Ltd.	13,440	70.00		2,192		5,219		5,315		4,633
Shunde Xingpu Steel Center Co., Ltd. (*)	—	10.50		927		1,708		1,672		1,584
POS-HYUNDAI STEEL	2,345,558	10.00		1,057		530		519		482
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00		37,352		53,649		53,625		48,517
POSCHROME	21,675	25.00		4,859		5,418		5,435		3,833
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00		7,425		10,984		10,908		8,890
Posmmit Steel Centre SDN BHD (POS-MMIT) (***)	4,200,000	30.00		2,308		2,388		2,486		2,308
POVINA (***)	—	50.00		1,527		3,756		3,649		—
Qingdao Pohang Stainless Steel Co., Ltd. (*)	—	80.00		8,860		9,184		9,184		8,860
P T POSMI Steel Indonesia (*, ***)	743	9.17		347		179		365		347

			KRW	1,622,381	KRW	2,228,953	KRW	1,744,770	KRW	1,682,250

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Equity Method Investments, Continued -

(*) No shares have been issued in accordance with the local laws or regulations.

(**) As of March 31, 2003, the Company discontinued using the equity method of accounting for investments in KOBRASCO, an investee with no book value, and unrecognized loss arising from the discontinuation of the equity method amounted to KRW5,567 million for the three-month period ended March 31, 2003.

In addition, the Company suspended applying the equity method for POSVEN, an investee with no book value. However, unrecognized loss arising from the discontinuation of the equity method is recorded as an allowance for doubtful accounts (see Note 15).

(***) Due to the delay in closing and settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which have not been audited or reviewed as of March 31, 2003. In addition, there was no adjustment for net asset value, except for POSVINA (KRW28 million).

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Equity Method Investments, Continued -

The details of equity method valuation are as follows:

	In Millions of Won

			January 1, 2002 ~ March 31,				April 1, 2002 ~ December 31,
			2002				2002

			Valuation		Other
	2002		gain and loss		increase or		Valuation gain		Other
	Beginning		using equity		decrease		and loss using		increase or
	balance		method		(*)		equity method		decrease (*)

POSCO E&C	KRW	322,464	KRW	9,892	KRW	(7,669)	KRW	(9,972)	KRW	(97,116)
Posteel Co., Ltd.		290,772		2,720		1,672		(17,867)		(9,504)
POSDATA Co., Ltd.		55,889		4,520		(2,000)		4,390		(300)
Pohang Steel Co., Ltd.		181,607		1,737		(3,000)		20,253		(37,659)
POSCON Co., Ltd.		43,130		3,146		(1,337)		(17,658)		(2,638)
POSCO Machinery & Engineering Co., Ltd.		9,851		520		—		439		—
POSCO Machinery Co., Ltd.		14,143		670		—		(1,204)		—
POS-AC Co., Ltd.		1,818		27		—		(377)		—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In Millions of Won

			January 1,2003 ~ March 31, 2003

			Valuation
	2002		gain and loss		Other		2003
	Ending		using equity		increase or		1st quarter
	balance		method		decrease (*)		balance

POSCO E&C	KRW	217,599	KRW	21,052	KRW	16,958	KRW	255,609
Posteel Co., Ltd.		267,793		3,827		6,117		277,737
POSDATA Co., Ltd.		62,499		(7,080)		4		55,423
Pohang Steel Co., Ltd.		162,938		5,144		(6,659)		161,423
POSCON Co., Ltd.		24,643		716		677		26,036
POSCO Machinery & Engineering Co., Ltd.		10,810		431		—		11,241
POSCO Machinery Co., Ltd.		13,609		192		—		13,801
POS-AC Co., Ltd.		1,468		(458)		—		1,010

Continued:

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

		January 1, 2001 ~ March 31,		April 1, 2002 ~ December 31,
		2002		2002

		Valuation	Other
	2002	gain and loss	increase or	Valuation gain	Other
	Beginning	using equity	decrease	and loss using	increase or
	balance	method	(*)	equity method	decrease (*)

POSCO Research institute	22,217	63	—	(52)	—
POSTECH Venture CapitalCo., Ltd.	34,171	265	(1,329)	778	(1,196)
Changwon Specialty Steel Co., Ltd.	303,200	6,029	(2,600)	(2,559)	—
Seung Kwang Co., Ltd.	25,789	132	—	689	—
Korea Daily News	21,796	(3,197)	(4,816)	457	(1,217)
eNtoB Corporation	2,109	(165)	—	(65)	—
POSCO Refractories & Environment (POSREC)	18,199	273	(575)	1,724	23,068

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In Millions of Won

		January 1, 2003 ~ March 31, 2003

		Valuation
	2002	gain and loss	Other	2003
	Ending	using equity	increase or	1st quarter
	balance	method	decrease (*)	balance

POSCO Research institute	22,228	173	—	22,401
POSTECH Venture CapitalCo., Ltd.	32,689	170	(439)	32,420
Changwon Specialty Steel Co., Ltd.	304,070	(511)	3,015	306,574
Seung Kwang Co., Ltd.	26,610	214	—	26,824
Korea Daily News	13,023	(992)	770	12,801
eNtoB Corporation	1,879	(93)	—	1,786
POSCO Refractories & Environment (POSREC)	42,689	1,700	(1,419)	42,970

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

		January 1, 2001 ~ March 31,
		2002		April 1, 2002 ~ December 31, 2002

		Valuation	Other
	2002	gain and loss	increase or	Valuation gain	Other
	Beginning	using equity	decrease	and loss using	increase or
	balance	method	(*)	equity method	decrease (*)

Pohang Steel America Corporation (POSAM)	116,928	3,615	(3,374)	29,204	13,225
VSC-POSCO Steel Corporation (VPS)	7,093	904	(1,927)	711	(932)
POSCO Investment Co., Ltd.	30,582	752	778	5,364	(3,181)
KOBRASCO	12,426	3,097	518	(28,542)	12,501
POS-Tianjin Coil Center Co., Ltd.	1,119	3	61	150	(121)
DALIAN POSCO-CFM Coil Center Co., Ltd.	15,170	(722)	150	5,799	(1,191)
Zhangjiagang Pohang Stainless Steel Co., Ltd.	119,148	(1,364)	4,437	28,380	(4,207)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In Millions of Won

		January 1, 2003 ~ March 31, 2003

		Valuation
	2002	gain and loss	Other	2003
	Ending	using equity	increase or	1st quarter
	balance	method	decrease (*)	balance

Pohang Steel America Corporation (POSAM)	159,598	(14,101)	(5,808)	139,689
VSC-POSCO Steel Corporation (VPS)	5,849	552	380	6,781
POSCO Investment Co., Ltd.	34,295	92	1,526	35,913
KOBRASCO	—	—	—	—
POS-Tianjin Coil Center Co., Ltd.	1,212	84	55	1,351
DALIAN POSCO-CFM Coil Center Co., Ltd.	19,206	972	914	21,092
Zhangjiagang Pohang Stainless Steel Co., Ltd.	146,394	9,209	6,896	162,499

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

	In Millions of Won

		January 1, 2001 ~ March 31,
		2002		April 1, 2002 ~ December 31, 2002

		Valuation	Other
	2002	gain and loss	increase or	Valuation gain	Other
	Beginning	using equity	decrease	and loss using	increase or
	balance	method	(*)	equity method	decrease (*)

POS-THAI Service Steel Center Co., Ltd.	974	3	28	40	(305)
POSCO Venezuela Compania Anonima (POSVEN)	84,607	(26,336)	(310)	(63,194)	5,233
SHUNDE Pohang Coated Steel Co., Ltd.	20,532	(260)	(1,043)	6,662	5,064
Myanmar-POSCO Co., Ltd.	3,567	510	130	906	(480)
Shunde Xingpu Steel Center Co., Ltd.	2,187	22	37	302	(964)
POS-HYUNDAI STEEL	431	22	3	58	(32)
POSCO Australia Pty. Ltd. (POSA)	47,361	3,660	11	1,964	(4,479)
POSCHROME	3,192	351	275	549	(534)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In Millions of Won

		January 1, 2003 ~ March 31, 2003

		Valuation
	2002	gain and loss	Other	2003
	Ending	using equity	increase or	1st quarter
	balance	method	decrease (*)	balance

POS-THAI Service Steel Center Co., Ltd.	740	16	38	794
POSCO Venezuela Compania Anonima (POSVEN)	—	—	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	30,955	1,783	2,699	35,437
Myanmar-POSCO Co., Ltd.	4,633	379	303	5,315
Shunde Xingpu Steel Center Co., Ltd.	1,584	17	71	1,672
POS-HYUNDAI STEEL	482	18	19	519
POSCO Australia Pty. Ltd. (POSA)	48,517	(184)	5,292	53,625
POSCHROME	3,833	307	1,295	5,435

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued –

	In Millions of Won

			January 1, 2001 ~ March 31,				April 1, 2002 ~ December 31,
			2002				2002

			Valuation
	2002		gain and loss		Other		Valuation gain		Other
	Beginning		using equity		increase or		and loss using		increase or
	balance		method		decrease (*)		equity method		decrease (*)

POSCO Asia Co., Ltd. (POA)		7,400		125		208		1,509		(352)
Posmmit Steel Centre SDN BHD (POS-MMIT)		—		—		—		—		2,308
POSVINA		—		—		—		—		—
Qingdao Pohang Stainless Steel Co.,Ltd.		—		—		—		—		8,860
P T POSMI Steel Indonesia		—						—		347

	KRW	1,819,872	KRW	11,014	KRW	(21,672)	KRW	(31,162)	KRW	(95,802)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In Millions of Won

			January 1, 2003 ~ March 31, 2003

			Valuation
			gain and loss		Other		2003
	2002		using equity		increase or		1st quarter
	Ending balance		method		decrease (*)		balance

POSCO Asia Co., Ltd. (POA)		8,890		1,573		445		10,908
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,308		77		101		2,486
POSVINA		—		1,533		2,116		3,649
Qingdao Pohang Stainless Steel Co.,Ltd.		8,860		—		324		9,184
P T POSMI Steel Indonesia		347		11		7		365

	KRW	1,682,250	KRW	26,823	KRW	35,697	KRW	1,744,770

(*) Other increase or decrease represent fluctuation of investment securities due to acquisition (disposition) in the current period, dividend received, valuation gain or loss on investment securities and changes in retained earnings.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

Details on the treatment of the difference between the investment and the corresponding shareholder’s equity upon elimination are as follows:

	In Millions of Won

			January 1, 2002 ~ March 31, 2003				April 1, 2002 ~ December 31, 2002

							Valuation		Other
	2002		Valuation gain		Other increase		gain and loss		increase or
	Beginning		and loss using		or decrease		using equity		decrease
	balance		equity method		(*)		method		(*)

Changwon Specialty Steel Co., Ltd.	KRW	—	KRW	—	KRW	—	KRW	(2,892)	KRW	(289)
POSCO Refractories& Environment (POSREC)		—		(2,166)		—		(1,297)		(584)
Pohang Steel America Corporation (POSAM)		—		—		—		158		8
SHUNDE Pohang Coated Steel Co., Ltd.		—		—		—		281		28
Posmmit Steel Centre SDN BH (POS-MMIT)		—		—		—		83		—
P T POSMI Steel Indonesia		—		—		—		241		—

	KRW	—	KRW	(2,166)	KRW	—	KRW	(3,426)	KRW	(837)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In Millions of Won

			January 1, 2003 ~ March 31, 2003

			Valuation
	2002		gain and loss		Other		2003
	Ending		using equity		increase or		1st quarter
	balance		method		decrease (*)		balance

Changwon Specialty Steel Co., Ltd.	KRW	(2,603)	KRW	2,603	KRW	—	KRW	—
POSCO Refractories& Environment (POSREC)		(2,879)		256		(158)		(2,465)
Pohang Steel America Corporation (POSAM)		150		(3)		8		139
SHUNDE Pohang Coated Steel Co., Ltd.		253		(383)		(7)		(123)
Posmmit Steel Centre SDN BH (POS-MMIT)		83		16		5		94
P T POSMI Steel Indonesia		241		(44)		10		187

	KRW	(4,755)	KRW	2,445	KRW	(142)	KRW	(2,168)

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7. Investment Securities, Continued:

Equity Method Investments, Continued -

Details on the elimination of unrealized profit from inter-company transactions are as follows:

	In Millions of Won

	2003						2002

			Tangibles and						Tangibles and
	Current assets		intangibles		Total		Current assets		intangibles		Total

eNtoB Corporation	KRW	(54)	KRW	(2)	KRW	(56)	KRW	2	KRW	—	KRW	2
Posteel Co., Ltd.		(90)		3		(87)		51		3		54
POSCO Refractories & Environment (POSREC)		5		(121)		(116)		(4)		(32)		(36)
POS-AC Co., Ltd.		—		(65)		(65)		—		(340)		(340)
POSCO E&C		—		2,371		2,371		16		(12,483)		(12,467)
POSCON Co., Ltd.		(1)		(210)		(211)		4		1,792		1,796
Changwon Specialty Steel Co., Ltd.		207		—		207		172		—		172
POSDATA Co., Ltd.		—		(271)		(271)		291		285		576
POSCO Machinery Co., Ltd.		—		(695)		(695)		42		(502)		(460)
POSCO Machinery & Engineering Co., Ltd.		(6)		(51)		(57)		62		864		926
Pohang Coated., Ltd.		948		—		948		483		—		483
KOBRASCO		565		—		565		599		—		599
POSCO Australia Pty. Ltd. (POSA)		325		—		325		265		—		265
Pohang Steel America Corporation (POSAM)		(10,949)		—		(10,949)		—		—		—
VSC-POSCO Steel Corporation (VPS)		—		17		17		—		17		17
POSCHROME		13		—		13		228		—		228
Zhangjiagang Pohang Stainless Steel Co., Ltd.		—		4		4		—		4		4
POSCO Asia Co., Ltd. (POA)		5		—		5		(5)		—		(5)

	KRW	(9,032)	KRW	980	KRW	(8,052)	KRW	2,206	KRW	(10,392)	KRW	(8,186)

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

7.	Investment Securities, Continued:

Equity Method Investments, Continued -

Valuation gains and losses on investments recorded as capital adjustments for the three-month periods ended March 31, 2003 and December 31,2002 are as follows:

	In Millions of Won

	2003		2002		Remarks

Gain on investments	KRW	236,609	KRW	198,848	Equity method
Loss on investments		(1,748)		(20,424)	Equity method

		234,861		178,424

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

8.	Property, Plant and Equipment:

Property, plant and equipment as of March 31, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	2003		2002

Buildings and structures	KRW	4,338,471	KRW	4,301,260
Machinery and equipment		17,533,034		17,508,903
Tools		93,854		87,753
Vehicles		138,030		129,406
Furniture and fixtures		114,236		114,541

		22,217,625		22,141,863
Less: Accumulated depreciation		(15,506,993)		(15,294,665)

		6,710,632		6,847,198
Construction in-progress		1,881,942		1,794,731
Less: Accumulated impairment loss		(240,014)		(240,014)

		1,641,928		1,554,717
Land		865,571		869,786

	KRW	9,218,131	KRW	9,271,701

The value of the land based on the posted price issued by the Korean tax authority amounted to KRW2,414,959 million and KRW2,377,912 million as of March 31, 2003 and December 31, 2002, respectively.

As of March 31, 2003, property, plant and equipment are insured against fire and other casualty losses up to KRW3,214,888 million. In addition, the Company carries general insurance for vehicles, gas accident liability and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1998. The remaining revaluation increments amounting to KRW3,172,776 million, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

8.	Property, Plant and Equipment, Continued:

Construction in-progress included in property, plant and equipment includes capital investments in Kwangyang No. 2 Minimill. By a resolution of the Board of Directors at a meeting held in May 1998, the construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia Pacific region. Previously recognized impairment loss on capital investment in Kwangyang No. 2 Minimill amounted to KRW240,014 million as of December 31, 2002.

The carrying value of property, plant and equipment as of March 31, 2003 are as follows:

	In Millions of Won

	Beginning										Ending
	balance		Acquisition		Disposal		Others (*)		Depreciation		balance

Land	KRW	869,786	KRW	23	KRW	1,623	KRW	(2,615)	KRW	—	KRW	865,571
Buildings		1,854,447		26,407		1,510		541		30,548		1,849,337
Structures		946,704		12,449		82		(43)		17,593		941,435
Machinery and equipment		3,985,184		139,223		2,882		(394)		273,143		3,847,988
Vehicles		15,281		8,646		—		1		1,208		22,720
Tools		16,345		6,833		—		—		2,133		21,045
Furniture and fixtures		29,237		1,301		—		(21)		2,409		28,108
Construction in-progress		1,554,717		87,211		—		—		—		1,641,928

	KRW	9,271,701	KRW	282,093	KRW	6,097	KRW	(2,531)	KRW	327,034	KRW	9,218,132

(*) Foreign currency translation adjustment and replacement of assets in connection with foreign branches.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

8.	Property, Plant and Equipment, Continued:

The Company’s expenditures in relation to construction in-progress amounted to KRW229,553 million for the three-month period ended March 31, 2002.

As of March 31, 2003 and December 31, 2002, fully depreciated property, plant and equipment still in use amounted to KRW41 million and KRW44 million, respectively.

As of March 31, 2003 and December 31, 2002, the book values of property, plant and equipment, of which operations have been temporary suspended, amounted to KRW3,465 million and KRW3,655 million, respectively.

9.	Intangible Assets:

Intangible assets, net of accumulated amortization, as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Intellectual property rights	KRW	210	KRW	227
Port facilities usage rights		130,534		134,209
Development costs and others (Note 28)		201,739		196,705
Land usage rights		3		3

	KRW	332,486	KRW	331,144

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

10.	Other Assets:

Other assets as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Other current assets
Short-term loans	KRW	1,174	KRW	1,183
Accrued income		39,449		36,303
Advance payments		13		—
Prepaid expenses		12,186		2,604
Others (Note 15)		35,396		36,331
Less: Allowance for doubtful accounts		(1,221)		(1,221)

		86,997		75,200

Other long-term assets
Guarantee deposits (Note 26)		1,576		1,612
Others (Note 15)		238,662		228,189
Less: Allowance for doubtful accounts		(173,021)		(173,008)

		67,217		56,793

	KRW	154,214	KRW	131,993

11.	Current Portion of Long-Term Debt:

Current portion of long-term debt as of March 31, 2003 and December 31 2002 are as follows:

	Annual interest
	rate (%)	In Millions of Won

	2003	2003		2002

Foreign currency borrowings, in Won	LIBOR + 0.60
equivalent	4.60 ~ 4.90	KRW	19,159	KRW	18,515
Loans from foreign	LIBOR + 0.60~0.80,
financial institutions	2.00 ~ 6.97		34,620		33,268
Debentures	1.44 ~ 9.00		1,540,712		1,215,671

			1,594,491		1,267,454
Less: Discount on debentures issued			(3,694)		(3,852)

		KRW	1,590,797	KRW	1,263,602

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

12.	Long-Term Debt:

Long-term debt as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Foreign currency borrowings, in Won equivalents	KRW	42,852	KRW	41,487
Loans from foreign financial Institutions		308,067		299,436
Debentures		3,956,721		3,888,514

		4,307,640		4,229,437
Less: Current portion		(1,594,491)		(1,267,454)
Discount on debentures issued		(14,470)		(17,670)

	KRW	2,698,679	KRW	2,944,313

Long-term foreign currency borrowings as of March 31, 2003 and December 31, 2002 are as follows:

	Annual
	interest rate (%)	In Millions of Won

	2003	2003		2002

I.B.J.	4.90	KRW	23,442	KRW	22,729
Chase Manhattan Bank	LIBOR + 0.60		5,370		5,145
Development Bank of Japan	4.60		14,040		13,613

			42,852		41,487
Less: Current portion			(19,159)		(18,515)

			23,693	KRW	22,972

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

12.	Long-Term Debt, Continued:

Loans from foreign financial institutions as of December 31, 2003 and March 31, 2002 are as follows:

	Annual
	interest rate (%)	In Millions of Won

	2003	2003		2002

Commerzbank and others	2.00 ~ 6.97	KRW	46,445	KRW	49,699
Sumitomo Bank	LIBOR + 0.80		73,687		69,677
Citibank	LIBOR + 0.60		187,935		180,060

			308,067		299,436
Less: Current portion			(34,620)		(33,268)

		KRW	273,447	KRW	266,168

Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank and Korea Exchange Bank amounting to KRW13,644 million and KRW13,165 million as of March 31, 2003 and December 31, 2002, respectively.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

12.	Long-Term Debt, Continued:

Debentures outstanding as of March 31, 2003 and December 31, 2002 are as follows:

	Annual
	interest rate (%)	In Millions of Won

	2003	2003		2002

Domestic debentures	5.00 ~ 9.00	KRW	2,100,000	KRW	2,100,000
Yankee Bonds	6.6 ~ 7.4		1,021,000		978,217
Samurai Bonds	1.4 ~ 1.8		835,720		810,297

			3,956,720		3,888,514
Less: Current portion			(1,540,712)		(1,215,671)
Discount on debentures issued			(14,470)		(17,670)

		KRW	2,401,538	KRW	2,655,173

Maturities of long-term debt outstanding as of March 31, 2003 are as follows:

	In Millions of Won

					Loans from
					foreign
			Foreign currency		financial
	Debentures		borrowings		institutions		Total

2004.4 - 2005.3	KRW	567,867	KRW	13,664	KRW	205,062	KRW	786,593
2005.4 - 2006.3		1,122,181		2,006		12,453		1,136,640
2006.4 - 2007.3		725,961		2,006		12,453		740,420
2007.4 - 2008.3		—		2,006		12,052		14,058
Thereafter		—		4,011		31,427		35,438

Total	KRW	2,416,009	KRW	23,693	KRW	273,447	KRW	2,713,149

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

13.	Accrued Severance Benefits:

Details of accrued severance benefits for the three-month period ended March 31, 2003 are as follows:

	Accrued severance		National		Group severance
	benefits		Pension Fund		insurance deposits		Total

Beginning balance	KRW	178,684	KRW	128	KRW	104,888	KRW	73,668
Increase		20,788		—		1,469		19,319
Decease		3,329		12		496		2,821

Ending balance	KRW	196,143	KRW	116	KRW	105,861	KRW	90,166

As of December 31, 2002, the Company has funded approximately 54.0% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14.	Other Liabilities:

Other liabilities as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Other current liabilities
Advances received	KRW	32,857	KRW	17,105
Unearned revenue		2,856		1,998
Others		40,580		1,633

		76,293		20,736

Other long-term liabilities				—
Reserve for special repairs (Note 17)
Other long-term liabilities		24,604		34,260

		24,604		34,260

	KRW	100,898	KRW	54,996

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

15.	Commitments and Contingencies:

As of March 31, 2003, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

	In U.S. Dollars and		Won equivalent
	in Millions of Won		(In Millions)		Financial institution

Related company
KOBRASCO	US$	13,333,333	KRW	16,705	Citibank and others
VPS		2,010,823		2,519	Credit Lyonnais
POSAM		24,000,000		30,070	Bank of America
POS-HYUNDAI STEEL		226,479		284	India Development Bank and others
POS-Invest		50,200,139		62,896	Industrial and Commercial Bank of China and others
Zhangjiagang Pohang Stainless Steel Co., Ltd.		22,000,000		27,564	Bank of China

	US$	111,770,774	KRW	140,038

Others
Dae Kyeong Special Steel Co., Ltd.	KRW	4,403		8,474	Korea Development Bank
	US$	3,249,470
DC Chemical Co., Ltd.	KRW	2,242		2,242	LG-Caltex Gas
S U S	US$	12,094,667		15,153	J-EXIM

	KRW	6,645		25,869
	US$	15,344,137

	KRW	6,645	KRW	165,907
	US$	127,114,911

As of December 31, 2002, the Company provided payment guarantees for affiliated companies and others amounting to KRW154,413 million and KRW25,006 million, respectively.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

15.	Commitments and Contingencies, Continued:

As of March 31, 2003, the Company provided one blank promissory note to the Bank of China and three blank promissory notes and others to Korea Development Bank, as collateral for outstanding loans.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of March 31, 2003, 240 million tons of iron ore and 39 million tons of coal remained to be purchased under such long-term contracts.

The Company has guaranteed usage of bulk carriers with Keo Yang Shipping Co., Ltd. in order to ensure transportation of raw materials through 2010.

As of March 31, 2003, the Company acquired certain tools and equipment under operating lease agreements from Macquarie IT KOREA Lease Company. The Company’s rent expenses, with respect to the above lease agreements, for the three-month periods ended March 31, 2003 amounted to KRW1,910 million. Future lease payments under the above leases agreements are as follows:

	In Millions of Won

March 31, 2003~December 31, 2003	KRW	5,315
2004		4,805
2005		2,407
2006		55

	KRW	12,582

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

15.	Commitments and Contingencies, Continued:

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagreed as to which company is responsible for the payment of the US$53,200,000 amount due. In the meantime, both companies agreed that each would pay half of the amount until the dispute is resolved. The Company, therefore, made a payment of US$26,600,000. Should the dispute be resolved in Raytheon’s favor, the Company may be required to reimburse Raytheon for its US$26,600,000 debt payment made on behalf of POSVEN. In addition, should the dispute, with respect to the completion of facility construction, be resolved in Raytheon’s favor, each shareholder of POSVEN, including the Company, is required to proportionally take over 10% of equity (amounting to US$11,200,000) owned by Raytheon.

In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was determined. Accordingly, the payment amounting to KRW172,996 million made on behalf of POSVEN and recorded as other investment, is fully reserved as part of allowance for doubtful accounts as of December 31, 2002. The Company suspended applying the equity method for POSVEN due to its negative book value (see Note 7). For the year ended December 31, 2002, in relation to receivables from POSVEN, other bad debt expense and valuation loss using the equity method of accounting for investment securities amounted to KRW103,942 million and KRW89,530 million, respectively.

The Company is named as a defendant in various domestic and foreign legal actions arising from the normal course of business. The aggregate amounts of domestic and foreign claims with the Company as the defendant amounted to approximately KRW3,055 million and US$9,050,000 as of March 31, 2003. These litigations are pending as of March 31, 2003. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

15.	Commitments and Contingencies, Continued:

In addition, the litigation in relation to a severance payment was decided in favor of the Company in August 2001. As a result, the Company recorded other receivables amounting to KRW42,804 million and allowances for bad debts amounting to KRW40,565 million, for receivables with uncertain collectibility (excluding receivables from related parties) as of March 31, 2003. The difference amounting to KRW2,239 million were recorded as other income for the year ended December 31, 2002.

For the year ended December 31, 2002, the Company paid a tax penalty amounting to KRW29,908 million in connection with the timing of an interim settlement for severance benefits payment during the prior year. Also, the Company paid value-added tax amounting to KRW3,065 million in relation to Kwangyang Community Center, a contributed building, which will be used by the Company for a certain period of time, with the title being transferred to the other party. These payments were recorded as other current assets. As of March 31, 2003, the Company has appealed to the National Tax Tribunal for tax refunds totaling KRW32,973 million that has been paid by the Company.

As of March 31, 2003, the Company entered into an agreement with Posteel Co., Ltd., an affiliated company, to supply steel and by-products amounting to KRW1,500,000 million a year.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The accompanying financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

16.	Capital Surplus:

Capital surplus as of March 31, 2003 and December 31, 2002 consists of the following:

	In Millions of Won

	2003		2002

Revaluation surplus (Note 9)	KRW	3,172,776	KRW	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus (*)		49,352		49,352

	KRW	3,685,953	KRW	3,685,953

(*) Other capital surplus consists of gain on sale of treasury stock and valuation of the treasury stock fund.

17.	Retained Earnings:

Retained earnings as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Appropriated
Legal reserve	KRW	241,202	KRW	241,202
Reserve for research and human resource development		746,667		626,666
Reserve for overseas investment loss		—		28,200
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		6,119,500		4,982,500
Appropriated retained earnings for dividends		144,044		119,523

		8,169,713		6,916,391
Unappropriated		536,978		1,566,843

	KRW	8,706,691	KRW	8,483,234

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
Three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

17.	Retained Earnings, Continued:

Legal Reserve -

The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Other Legal Reserve -

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

18.	Capital Adjustments:

Capital adjustments as of March 31, 2003 and December 31, 2002 consist of the following:

	In Millions of Won

	2003		2002

Treasury stock	KRW	(925,965)	KRW	(915,995)
Valuation gain on investment securities (Note 7)		(606,131)		(193,641)
Foreign-based operations translation adjustment		28,119		24,842
	KRW	(1,503,977)	KRW	(1,084,794)

As of December 31, 2003, the Company holds 8,221,266 and 822,010 shares of its own common stock amounting to KRW824,852 million and specified money in trust amounting to KRW91,143 million, respectively.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company plans to sell its treasury stocks held in the open market.

The Company operates one branch in Japan, and the resulting translation gain included in the capital adjustments, as discussed in Note 2 to the non-consolidated financial statements, amounted to KRW28,120 million and KRW24,842 million as of March 31, 2003 and December 31, 2002, respectively.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

19.	Stock Option Plan, Continued;

The Company granted stock options to its executive officers, including affiliates’ executive officers, in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant (*)	2nd Grant	3rd Grant

Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002
Exercise price	KRW98,400 per share	KRW135,800 per share	KRW115,600 per share
Number of shares	488,000 shares	60,000 shares	22,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004
	July 23, 2008	April 27, 2009	Sept. 18, 2009
Method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

The Company applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation cost are proportionally allocated and accounted for as stock compensation costs and other liabilities.

The compensation costs for stock options granted to employees and executives recognized for the three-month period ended March 31, 2003 and for the future periods are as follows:

	1st Grant		2nd Grant		3rd Grant		Total

Prior periods	KRW	8,268	KRW	—	KRW	20	KRW	8,288
Current period		(6,949)		—		(20)		(6,969)
Future periods		243		—		—		243

	KRW	1,562	KRW	—	KRW	—	KRW	1,562

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

20.	Derivatives:

The Company has entered into cross currency swap agreements with financial institutions to reduce currency risks. Swap contracts outstanding as of March 31, 2003 are as follows:

		Contract amount		Annual interest rate (%)

	Period	Receipt	Payments	Receipt	Payments

Citibank & others	March 2002	US$174,000	JPY 22,867,580	US$7.13	JPY 2.93
~ July 2004

The valuation gain on currency swap agreements amounting to KRW103 million, with respect to the above contracts that were entered into to reduce interest rate and currency risks, were charged to reduce other long-term liabilities.

The gains and losses on currency swap and currency as of and for the three-month periods ended March 31, 2003 and 2002 are as follows:

	In Millions of Won

	2003		2002

Valuation gain	KRW	103	KRW	2,081
Valuation loss		—		—
Trading gain		—		—
Trading loss		—		—

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

21.	Cost of Goods Sold:

Cost of goods sold for the three-month periods ended March 31, 2003 and 2002 consists of the following:

	In Millions of Won

	2003		2002

Inventories at the beginning of the period	KRW	162,549	KRW	239,371
Cost of goods manufactured		2,213,141		2,076,334
Transfer to other accounts		(15,129)		9,304
Inventories at the end of the period		(126,131)		(209,393)

Cost of goods sold		2,234,430		2,115,616
Others		63,304		83,733

Total	KRW	2,297,734	KRW	2,199,349

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

22.	Selling and Administrative Expenses:

Selling, general and administrative expenses for three months ended March 31, 2003 and 2002 consist of the following:

	In Millions of Won

	2003		2002

Sale actively expenses	KRW	96,490	KRW	96,427
Fees and charges		17,851		16,727
Salaries and wages		15,273		12,826
Advertising		11,606		7,315
Rent		11,255		9,345
Depreciation		9,076		7,728
Welfare		8,485		6,039
Normal research		7,410		4,173
Provision for severance benefits		2,473		1,797
Training		2,257		1,391
Travel		1,981		2,017
Taxes and public dues		1,640		251
Supplies		1,622		2,934
Repairs		1,565		1,917
Communications		1,140		1,225
Vehicle expenses		967		792
Entertainment		471		478
Utilities		418		412
Subscriptions and printing		291		291
Insurance		108		106
Others		(2,806)		9,031

	KRW	189,573	KRW	183,222

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

23.	Donations:

Donations contributed by the Company for the three-month periods ended March 31, 2003 and 2002 consist of the following:

	In Millions of Won

	2003		2002

POSCO Educational Foundation	KRW	19,400	KRW	—
Employee benefit welfare		43,100		—
Others		1,419		952

	KRW	63,919	KRW	952

24.	Income Taxes:

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 27.06% and 24.50% in 2003 and 2002, respectively.

Income tax expense for the three-month period ended March 31, 2003 and 2002 consists of the following:

	In Millions of Won

	2003		2002

Current income taxes	KRW	178,358	KRW	82,945
Deferred income taxes		(4,515)		(21,143)

	KRW	173,843	KRW	61,802

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

	In Millions of Won

	2003		2002

Net income before income tax expense	KRW	642,514	KRW	252,272
Statutory tax rate		29.7%		29.7%

Income tax expense computed at statutory rate		190,827		74,925
Tax credit		(15,857)		(13,092)
Other, net		(1,127)		(31)

Income tax expense	KRW	173,843	KRW	61,802

Effective rate		27.1%		24.5%

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

24.	Income Taxes, Continued:

Components of deferred income taxes as of March 31, 2003 and December 31, 2002 are as follows:

	In Millions of Won

	Beginning balance				Ending balance
	(as of December 31,		Increase		(as of March 31,
	2002)		(decrease)		2003)

(Deferred income tax assets)
Reserve for special repairs	KRW	(154,132)	KRW	(718)	KRW	(153,414)
Deferred foreign exchange losses		17,644		2,599		15,045
Allowance for severance benefit		652		(2,825)		3,477
Current assets		71,284		0		71,284
Allowance for doubtful account		63,156		(248)		63,404
Accrued income		(10,690)		827		(11,517)
Reserve for technolodgy development		(221,760)		7,673		(229,433)
Others		105,671		(5,886)		111,557

Net deferred income tax assets (liabilities)	KRW	(128,175)	KRW	1,422	KRW	(129,597)

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

25.	Earnings per share:

Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted average number of common shares outstanding during the period.

	Number of	Number of shares in	Number of	Weighted
	shares	treasury stock	days	number of
Period	issued	(*)	outstanding	shares

2002.1.1 ~ 2002.3.31	93,589,485	11,923,726	90	7,349,918,310
2003.1.1 ~ 2003.3.31	90,781,795	9,105,054	90	7,350,906,690

(*) Weighted average

Weighted average number of common shares for the three-month period ended March 31, 2003	7,350,906,710 ÷ 90=81,676,741

Weighted average number of common shares for the three-month period ended March 31, 2002	7,349,918,310 ÷ 90=81,665,759

Earnings per share and diluted earnings per share for the years ended March 31, 2003 and 2002 are calculated as follows:

	In Millions of Won

	2003		2002

Net income	KRW	468,673	KRW	190,470
Weighted average number of shares of common stock		81,676,741		81,665,759

Earnings per share in Korean Won		5,738		2,332

Diluted earnings per share -

Diluted earnings per share for the three months ended March 31, 2003 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of March 31, 2003.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

26.	Foreign Currency Translation:

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2003 and December 31, 2002 are as follows:

	2003				2002

			Won equivalent				Won equivalent
	Foreign currency		(In Millions)		Foreign currency		(In Millions)

Assets:
Cash (*)	US$	104,074,716	KRW	130,395	US$	65,468,977	KRW	78,589
	JPY	332,852,166		3,477	JPY	250,000,000		2,532
Trade receivables	US$	54,454,782		68,226	US$	64,017,785		76,847
	JPY	546,932,956		5,714	JPY	955,530,483		9,678
					EUR	456,710		574
Other receivables	US$	501,448		628	US$	862,128		1,035
	JPY	45,129,407		471	JPY	77,814,049		788
Marketable securities	US$	28,791,580		36,073	US$	28,993,070		34,804
Guarantee deposits	US$	322,472		404	US$	297,091		357

			KRW	245,388			KRW	205,204

Liabilities:
Trade payables	US$	116,330,270	KRW	145,750	US$	153,433,334	KRW	184,181
	JPY	355,573,790		3,715	JPY	144,975,101		1,468
	EUR	9,760		13	EUR	190,905		240
Other accounts payable	US$	4,171,748		5,227	US$	6,027,536		7,235
	JPY	81,934,290		856	JPY	89,559,735		907
	EUR	1,614,533		2,181	EUR	7,723		10
Accrued expenses	US$	92,081,905		115,369	US$	78,498,088		94,229
	JPY	630,713,299		6,589	JPY	1,184,497,963		11,997
	EUR	4,918,702		6,645	EUR	5,691,534		7,156
Debentures (**)	US$	814,910,000		1,021,001	US$	814,910,000		978,218
	JPY	80,000,000,000		835,720	JPY	80,000,000,000		810,296
Foreign currency borrowings	US$	4,285,714		5,370	US$	4,285,714		5,145
	JPY	3,588,000,000		37,482	JPY	3,588,000,000		36,342
Loans from foreign financial institutions	US$	189,380,163		237,274	US$	189,380,163		227,332
	JPY	2,488,469,425		25,996	JPY	2,983,289,425		30,217
	EUR	33,156,709		44,797	EUR	33,313,207		41,887

			KRW	2,493,985			KRW	2,436,860

(*) Includes cash, and cash equivalents, short-term financial instruments, and long-term financial instruments.

(**) Represented at face value.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

27.	Related Party Transactions:

Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2003 and 2002 and the related account balances as of March 31, 2003 and December 31, 2002, are as follows:

	In Millions of Won

	Sales				Purchases

	2003		2002		2003		2002
Company
POSCO E&C	KRW	1,665	KRW	692	KRW	109,621	KRW	242,540
Posteel Co., Ltd.		334,982		384,941		5,302		424
POSCON Co., Ltd.		33		17		29,822		26,331
Pohang Steel Co., Ltd.		62,648		48,318		277		379
POSCO Machinery & Engineering Co., Ltd.		25		31		21,563		17,420
POSDATA Co., Ltd.		212		209		47,011		34,708
POSCO Research Institute		—		—		3,509		3,019
Seung Kwang Co., Ltd.		—		—		3		—
POS-AC Co., Ltd.		124		107		2,252		3,706
Changwon Specialty Steel Co., Ltd.		3		—		13,768		—
POSCO Machinery Co., Ltd.		10		160		18,701		17,761
POSAM		—		1		—		17,180
POSA		—		40,541		16,720		—
POSCAN		—		—		10,414		18,827
POA		82,320		—		15,005		8,698
PIO		43,300		—		1,412		16,687
VPS		—		12		—		—
KOBRASCO		—		—		12,309		13,135
UPI		73,136		—		—		—
POSCHROME		—		—		6,295		4,438
eNtoB Corporation		—		—		11,960		1,552
POSVEN		—		—		—		—
Korea Daily News		—		—		68		101
MIDAS IT		—		—		—		—
SHUNDE Pohang		220		—		—		—
ALIAN POSCO – CFM Coated Steel Co., Ltd.		—		54		—		787
POS-Tianjin Coil Center Co., Ltd.		280		—		—		—
POSINVEST		—		111		—		—
Zhanjiagang Pohang Coated Steel Co., Ltd.		545		—		—		—
POSTECH		13		—		—		—
SHUNDE Pohang Coated Steel Co., Ltd.		—		—		—		—
POSREC		13		12		35,165		35,292

	KRW	599,529	KRW	475,095	KRW	361,288	KRW	462,985

[Additional columns below]

[Continued from above table, first column(s) repeated]

	In Millions of Won

	Receivables				Payables

	2003		2002		2003		2002
Company
POSCO E&C	KRW	17,187	KRW	8,495	KRW	48,393	KRW	72,310
Posteel Co., Ltd.		59,662		186,335		528		900
POSCON Co., Ltd.		5,589		4,399		10,659		15,741
Pohang Steel Co., Ltd.		27,391		25,477		80		121
POSCO Machinery & Engineering Co., Ltd.		1,819		2,119		8,901		6,795
POSDATA Co., Ltd.		302		118		26,235		26,908
POSCO Research Institute		—		—		34		3,370
Seung Kwang Co., Ltd.		583		583		—		1
POS-AC Co., Ltd.		—		—		502		481
Changwon Specialty Steel Co., Ltd.		89		79		8,073		12,879
POSCO Machinery Co., Ltd.		244		317		7,415		9,561
POSAM		—		—		—		—
POSA		—		—		790		587
POSCAN		—		—		—		—
POA		18,020		16,965		1,924		2,960
PIO		1,032		3,092		190		231
VPS		—		—		—		—
KOBRASCO		—		—		3,747		5,065
UPI		—		—		—		—
POSCHROME		—		—		—		—
eNtoB Corporation		—		—		1,848		1,728
POSVEN		—		172,996		—		—
Korea Daily News		—		—		40		42
MIDAS IT		—		—		34		—
SHUNDE Pohang		—		—		—		—
ALIAN POSCO – CFM Coated Steel Co., Ltd.		—		—		—		—
POS-Tianjin Coil Center Co., Ltd.		—		—		—		—
POSINVEST		—		—		116		277
Zhanjiagang Pohang Coated Steel Co., Ltd.		—		—		—		—
POSTECH		—		—		45		42
SHUNDE Pohang Coated Steel Co., Ltd.		55		—		—		—
POSREC		13		4		13,944		16,271

	KRW	131,986	KRW	420,979	KRW133,498		KRW176,270

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

28.	Research and Development Costs:

The Company capitalized costs directly related to the ERP system and process innovation as other intangible assets. The summary of other intangible assets are as follows:

	In Millions of Won

	2003		2002

Beginning balance	KRW	196,705	KRW	177,320
Increase		18,487		3,870
Decrease		13,453		12,734

Ending balance	KRW	201,739	KRW	168,456

The Company expensed research and development costs amounting to KRW8,852 million and KRW5,196 million for the three-month periods ended March 31, 2003 and 2002, respectively.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

29.	Regional Information:

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea. Regional financial and operating results as of and for the period ended March 31, 2003 are as follows:

Regional Major Products -

	Pohang Mill	Kwangyang Mill

Major Facilities:
Hot Roll	HR, HR Sheet	HR coil, HR Sheet
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR Coil, etc	—
Half-finished goods	Slab, Bloom	Slab

Major Facilities:
Furnaces	1.4 furnaces, F	1.5 furnaces
furnace, COREX
Steel manufacturing	1.2 steel manufacturing	1.2 steel manufacturing
Hot Roll	1.2 HR	1.3 HR, Mini mill
Cold Roll	1.2 CR	1.4 CR
Others	HR, Steel plate, STS	—
and others

Number of employees	9,328 persons	7,222 persons

Continued;

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report)

29.	Regional Information, Continued:

Regional financial status as of March 31, 2003 and December 31, 2002 and for the three-month periods ended March 31, 2003 and 2002 are as follows:

	In Millions of Won

2003	Pohang		Kwangyang		Others		Total

Sales (*)	KRW	1,678,983	KRW	1,570,296	KRW	11,840	KRW	3,261,119

Fixed assets:
Tangible assets (**)		4,600,228		4,510,579		107,325		9,218,132
Intangible assets		223,484		109,002		—		332,486

Total	KRW	4,823,712	KRW	4,619,581	KRW	107,325	KRW	9,550,618

Depreciation	KRW	160,197	KRW	183,457	KRW	556	KRW	344,210

	In Millions of Won

2002	Pohang		Kwangyang		Others		Total

Sales (*)	KRW	1,452,278	KRW	1,197,171	KRW	10,221	KRW	2,659,670

Fixed assets:
Tangible assets (**)		4,562,581		4,604,791		104,329		9,271,701
Intangible assets		216,618		114,526		—		331,144

Total	KRW	4,779,199	KRW	4,719,317	KRW	104,329	KRW	9,602,845

Depreciation	KRW	131,920	KRW	155,346	KRW	22,295	KRW	309,561

(*) No inter-plant transactions between the two plants.

(**) Represented at book value.

POSCO
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS, Continued
As of March 31, 2003 and December 31, 2002 and for the
three-month periods ended March 31, 2003 and 2002
(Unaudited - See Independent Accountant’s Report

30.	Professional Staff Development Cost:

The Company’s expenditure on education and training fees, in relation to the development of professional personnel, for the three-month periods ended March 31, 2003 and 2002 amounted to KRW4,459 million and KRW2,821, respectively. Details are as follows:

	2003		2002

Fees for studying abroad	KRW	1,829	KRW	1,290
Fees for education consigned to outside		520		323
Tutorial fees		472		264
Others		1,638		944

	KRW	4,459	KRW	2,821

31.	Employees Welfare:

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW72,492 million and KRW55,335 million for the three- month periods ended March 31, 2003, and 2002, respectively.

32.	Reclassification of Prior Year Financial Statement Presentation:

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.